    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1998.

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                               AARON RENTS, INC.
               (Exact name of issuer as specified in its charter)

                     GEORGIA                                            58-0687630
         (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                          Identification Number)

                            309 E. PACES FERRY ROAD
                          ATLANTA, GEORGIA 30305-2377
                                 (404) 231-0011
  (Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)
                                 KEITH C. GROEN
                      VICE PRESIDENT, LEGAL AND SECRETARY

                               AARON RENTS, INC.
              309 E. PACES FERRY ROAD, ATLANTA, GEORGIA 30305-2377
                                 (404) 231-0011
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                MICHAEL H. TROTTER                                   DAVID M. CARTER
             KILPATRICK STOCKTON LLP                                HUNTON & WILLIAMS
              1100 PEACHTREE STREET                                951 EAST BYRD STREET
           ATLANTA, GEORGIA 30309-4530                        RICHMOND, VIRGINIA 23219-4074
            TELEPHONE: (404) 815-6500                           TELEPHONE: (804) 788-8200

                             ---------------------
    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                   ---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                                            PROPOSED MAXIMUM     PROPOSED MAXIMUM
                                                        AMOUNT TO BE         OFFERING PRICE     AGGREGATE OFFERING
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED     REGISTERED(1)          PER UNIT(2)            PRICE(2)
-------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.50 per share...             2,875,000 shares          $23.438            $67,384,250
===================================================================================================================

==================================================  ===================

                                                         AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED   REGISTRATION FEE
--------------------------------------------------  -------------------
Common Stock, par value $.50 per share...                 $19,879
-----------------------------------------------------------------------
-----------------------------------------------------------------------

(1) Includes 375,000 shares that may be sold by the Company upon exercise of the Underwriters' over-allotment option.
(2) In accordance with Rule 457(c), the registration fee has been calculated on the basis of $23.438 per share, the average of the high and low sale prices of the Company's Common Stock reported on The New York Stock Exchange on March 25, 1998.

    THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 31, 1998

                                2,500,000 SHARES

                               AARON RENTS, INC.
                                  COMMON STOCK

     Of the 2,500,000 shares of Common Stock being offered hereby, 2,100,000 shares are being offered by the Company and 400,000 shares are being offered by the Selling Shareholder. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholder.

     The Common Stock is listed on the New York Stock Exchange under the symbol "RNT." On March 30, 1998, the last reported sales price of the Common Stock was $23.625 per share. Holders of the Common Stock have no voting rights except as provided in the Company's Articles of Incorporation or as required by Georgia law. Only the holders of shares of the Company's Class A Common Stock vote for the election of directors of the Company and on most other matters. See "Description of Capital Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

                                                                          PROCEEDS TO
                               PRICE TO    UNDERWRITING   PROCEEDS TO       SELLING
                                PUBLIC     DISCOUNT(1)    COMPANY(2)    SHAREHOLDER(2)
                               --------    ------------   -----------   --------------
Per Share...................  $             $             $               $
Total(3)....................  $             $             $               $

---------------
(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of this offering estimated at $        , $
    of which are payable by the Company and $        of which are payable by the
    Selling Shareholder.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company, and Proceeds to Selling
    Shareholder will be $        , $        , $        and $        ,
    respectively. See "Underwriting."
                             ---------------------

     The shares of Common Stock are being offered by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain conditions. Delivery of the shares is
expected against payment therefor on or about             , 1998, at the offices
of Wheat First Securities, Inc., Richmond, Virginia.

WHEAT FIRST UNION
                             INTERSTATE/JOHNSON LANE
                                   CORPORATION
                                                   SUNTRUST EQUITABLE SECURITIES

               The date of this Prospectus is             , 1998

                [PHOTO OF COMPANY STORE AND MAP OF UNITED STATES
                    INDICATING LOCATIONS OF COMPANY STORES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

     Aaron Rents, Inc. ("Aaron Rents" or the "Company") is a U.S. leader in the rent-to-rent and rental purchase industries with 402 stores in 32 states. The Company offers both individual and business customers a wide range of residential and office furniture, accessories, consumer electronics, and household appliances for rental, rental purchase and sale. The Company's major operating divisions are the Aaron Rents' Rent-to-Rent Division, the Aaron's Rental Purchase Division, the Aaron Rents' Convention Furnishings Division and MacTavish Furniture Industries Division, which manufactures much of the furniture for the Company's rental and rental purchase stores. Aaron Rents' strategic focus is on expanding its higher growth rental purchase business while also growing its rent-to-rent business in selected markets.

     At March 31, 1998, Aaron Rents had 297 Company-operated stores and 105 franchised stores in 32 states nationwide. There were 107 rent-to-rent stores in its Aaron Rents' Rent-to-Rent Division, 183 Company-operated rental purchase stores in its Aaron's Rental Purchase Division, 105 franchised Aaron's Rental Purchase stores, and seven Aaron Rents' Convention Furnishings stores.

     The estimated potential size of the United States rent-to-own market is
19.6 million households of which only 2.7 million are being served currently by the industry. According to the Association of Progressive Rental Organizations ("APRO"), the national trade association representing the rent-to-own industry, there are approximately 7,500 rent-to-own stores in the United States, approximately 50% of which are owned or franchised by the ten largest companies in the industry. Industry-wide revenues are believed to have been approximately $4.7 billion in 1996. The rent-to-rent industry, although more mature, is highly competitive and is consolidating, with only a handful of companies accounting for a substantial share of the market. The estimated size of the furniture component of the rent-to-rent industry is greater than $600 million in annual rental revenues.

     The Aaron Rents' Rent-to-Rent Division is well-positioned to take advantage of the growing demand for furniture rental services. Management believes this demand is driven by continued growth in employment, the increasing importance of flexibility and outsourcing to American businesses and the impact of a more mobile and transitory population. Business customers, which represent an increasing portion of rental customers, enter into leases for office furniture to meet seasonal, temporary or start-up needs. Business customers also lease residential furniture in order to provide furnishings for relocated employees or those on temporary assignment.

     The Aaron's Rental Purchase Division focuses on providing durable household goods to lower to middle income consumers with limited or no access to traditional credit sources such as bank financing, installment credit or credit cards. The Company's rental purchase program allows customers to obtain merchandise without incurring additional debt or long-term obligations. Management believes that the segment of the U.S. population which its rental purchase division targets is large and that the needs of these customers generally are underserved.

     In 1992, the Company began franchising Aaron's Rental Purchase stores to place stores in selected markets where the Company has no immediate plans to enter. The Company believes that its franchise program allows the Company to grow more quickly, increase its name exposure in new markets and achieve economies of scale in purchasing, manufacturing and advertising for its rental purchase stores. The Company opened 12, 25 and 40 franchised rental purchase stores in 1995, 1996 and 1997, respectively.

     The Company is the only rental company in the United States that manufactures its own furniture. By manufacturing its own specially designed residential and office furniture through its MacTavish Furniture Industries Division, the Company enjoys an advantage over many of its competitors. Manufacturing enables the Company to control the quality, cost, timing, styling, durability and quantity of its furniture rental products. The Company owns five furniture manufacturing plants and operates four bedding manufacturing facilities, which supply approximately 49% of the furniture rented or sold by the Company.

     The Company has grown significantly in recent years. Its growth is attributed to the opening of Company-operated and franchised rental purchase stores, as well as to the expansion of its rent-to-rent business and selected acquisitions. The Company expects to continue to grow its store base and plans to open five to 10 rent-to-rent stores, 10 to 15 Company-operated rental purchase stores and 45 to 50 new franchised rental purchase stores in 1998. Total revenues have increased from $155.7 million for calendar year 1992 to $310.8 million for calendar year 1997, and earnings before income taxes increased from $9.7 million in 1992 to $30.2 million in 1997, representing a 14.8% and 25.5% compound annual growth rate in the Company's revenues and earnings before income taxes, respectively. The increase in revenues was driven by a significant increase in rental purchase revenues, which increased from $22.5 million for 1992 to $139.3 million for 1997, representing a 44.0% compound annual growth rate. During the same period, rent-to-rent revenues increased from $111.3 million to $162.3 million.

     The Company believes it possesses a valuable brand name in the rental business, as well as operating characteristics which differentiate it from its competitors. For instance, the Company's rental purchase concept is unique by offering 12-month rental purchase agreements, larger and more attractive store showrooms and a wider selection of merchandise. In the rent-to-rent business, the Company believes that its ability to deliver residential and office furniture and equipment to its customers quickly and efficiently gives the Company an advantage over furniture retailers who often require several weeks to effect delivery. By having its own manufacturing capabilities, an extensive distribution network and sophisticated management information systems, the Company is well-positioned to meet the distinct needs of its rent-to-rent and rental purchase customers.

     The Company was established by R. Charles Loudermilk, Sr. in 1955, and was incorporated under the laws of Georgia in 1962. Its principal business address is 309 E. Paces Ferry Road, Atlanta, Georgia, where its telephone number is
(404) 231-0011.

                                  THE OFFERING

Common Stock Offered by:
  The Company...............................................   2,100,000   shares
  The Selling Shareholder...................................     400,000   shares
Common Stock to be Outstanding After the Offering(1):
  Common Stock..............................................  17,250,391   shares
  Class A Common Stock......................................   3,836,506   shares
Use of Proceeds.............................................  To reduce indebtedness and for general corporate purposes, including
                                                              opening additional stores and
                                                              expanding manufacturing and
                                                              distribution capacity. See "Use of
                                                              Proceeds."
NYSE Market Symbols:
  Common Stock..............................................  RNT
  Class A Common Stock......................................  RNT.A

---------------

(1) Does not include 2,000,500 shares of Common Stock subject to stock options outstanding at December 31, 1997.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

            (Dollar Amounts in Thousands, Except Per Share Amounts)

                                                          TWELVE MONTHS
                                                              ENDED
                                                          DECEMBER 31,      YEAR ENDED      YEAR ENDED
                                                             1995(1)       DECEMBER 31,    DECEMBER 31,
                                                           (UNAUDITED)         1996            1997
                                                          -------------    ------------    ------------
SYSTEMWIDE REVENUES(2)..................................   $  256,500       $  306,200      $  364,306
                                                           ----------       ----------      ----------
INCOME STATEMENT DATA
Revenues:
  Rentals and Fees......................................   $  182,311       $  208,463      $  231,207
  Retail Sales..........................................       47,190           52,757          58,602
  Non-Retail Sales......................................        5,809            8,770          14,621
  Other.................................................        2,465            4,255           6,321
                                                           ----------       ----------      ----------
                                                              237,775          274,245         310,751
                                                           ----------       ----------      ----------
Costs and Expenses:
  Retail Cost of Sales..................................       33,057           37,848          42,264
  Non-Retail Cost of Sales..............................        5,217            8,320          13,650
  Operating Expenses....................................      119,590          135,012         149,728
  Depreciation of Rental Merchandise....................       55,408           64,437          71,151
  Interest..............................................        3,172            3,449           3,721
                                                           ----------       ----------      ----------
                                                              216,444          249,066         280,514
                                                           ----------       ----------      ----------
Earnings Before Income Taxes............................       21,331           25,179          30,237
Income Taxes............................................        8,113            9,786          11,841
                                                           ----------       ----------      ----------
Net Earnings............................................   $   13,218       $   15,393      $   18,396
                                                           ==========       ==========      ==========
Earnings Per Share......................................   $      .68       $      .81      $      .96
Earnings Per Share Assuming Dilution....................          .66              .77             .94
Dividends Per Share Common Stock........................          .05              .04             .04
Dividends Per Share Class A Common Stock................          .02              .04             .04
Weighted Average Common Shares Outstanding Assuming
  Dilution..............................................   19,995,000       19,984,000      19,662,000
OPERATING DATA
Stores Open at End of Period:
  Rental Purchase.......................................          106              135             181
  Rent-to-Rent..........................................          104              103             105
  Convention Furnishings................................            2                2               6
                                                           ----------       ----------      ----------
  Total Company-Operated Stores.........................          212              240             292
  Franchise Stores......................................           36               61             101
                                                           ----------       ----------      ----------
  Total Systemwide Stores...............................          248              301             393
                                                           ==========       ==========      ==========
COMPONENTS OF REVENUES
Rental Purchase Stores..................................   $   88,480       $  111,587      $  139,327
Rent-to-Rent Stores.....................................      140,823          154,075         162,306
Convention Furnishings..................................        1,819            2,631           2,096
Franchise Revenues......................................        1,463            2,905           4,961
Other Revenues..........................................        5,190            3,047           2,061
                                                           ----------       ----------      ----------
                                                           $  237,775       $  274,245      $  310,751
                                                           ==========       ==========      ==========

                                                               AS OF DECEMBER 31, 1997
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(3)
                                                              --------    --------------
BALANCE SHEET DATA
Rental Merchandise, Net.....................................  $176,968       $176,968
Total Assets................................................   239,382        239,382
Total Debt..................................................    76,486         29,579
Shareholders' Equity........................................   116,455        163,362

---------------

(1) The Company changed its fiscal year end from March 31 to December 31, effective December 31, 1995.
(2) Systemwide revenues include revenues of franchised Aaron's Rental Purchase stores.
(3) Adjusted to give effect to the sale by the Company of 2,100,000 shares of Common Stock offered hereby at an assumed public offering price of $23.625 per share, and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby. This Prospectus contains certain forward-looking statements (as such term is defined in the Securities Act of 1933, as amended (the "Securities Act")) which represent expectations or beliefs, including but not limited to, statements concerning industry performance, and the Company's operations, performance and financial condition, including, in particular, the likelihood of the Company's success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those set forth below.

RISKS ASSOCIATED WITH EXPANSION STRATEGY

     An important part of the Company's growth strategy is the opening of new rent-to-rent and rental purchase stores. The Company's ability to continue opening new stores will depend, among other things, upon its ability to hire management and personnel to staff the new stores, and to find suitable sites at reasonable rental rates to locate new stores. From time to time the Company also expects to pursue opportunistic acquisitions of rent-to-rent and rental purchase operations. Although the Company believes that the operations of its prior acquisitions, including the acquisitions of RentMart Rent-to-Own, Inc. and Blackhawk Convention Services, Inc. in December 1997, have been successfully integrated into the Company's operations, there can be no assurance that future acquisitions will be consummated on acceptable terms or that any acquired companies will be successfully integrated. While the Company believes that the market for its stores is underserved and offers attractive expansion opportunities, it does not know if consumer preferences will remain unchanged, or the extent to which its competitors may seek to serve the market.

SIGNIFICANT COMPETITION

     The Company's businesses are highly competitive. The Company competes in the rent-to-rent market with national and local companies and, to a lesser extent, with apartment owners who purchase furniture for rental to tenants. In the rent-to-own market, the Company's competitors include national, regional and local operators of rent-to-own stores. Some of these competitors may have significantly greater financial and operating resources, and in certain markets, greater name recognition, than the Company. See "Business -- Competition."

RISKS ASSOCIATED WITH SIGNIFICANT GOVERNMENT REGULATION

     The Company believes that 48 states specifically regulate rent-to-own transactions, including states in which the Company currently operates Aaron's Rental Purchase stores. Most of these states have enacted disclosure laws which require rent-to-own companies to disclose to their customers the total number of payments, total amount and timing of all payments to acquire ownership of any item, any other charges that may be imposed by the Company and miscellaneous other items. The most restrictive states limit the total amount that a customer may be charged for an item to twice the "retail" price for the item, or regulate the amount of "interest" that rent-to-own companies may charge on rent-to-own transactions, generally defining "interest" as rental fees paid in excess of the "retail" price of the goods. The Company's long-established policy in all states is to fully disclose the terms of its rental purchase transactions as a matter of good business ethics and customer service.

     At the present time, no federal law specifically regulates the rent-to-own industry. Federal legislation has been proposed from time to time to regulate the industry. Management cannot predict whether any such legislation will be enacted and what the impact of such legislation would be. Although the Company is unable to predict the results of these or any additional regulatory initiatives, the Company does not believe that the existing and proposed regulations will have a material adverse impact on the Company's rental purchase or other operations. See "Business -- Government Regulation."

LIMITED VOTING RIGHTS

     The Company's capital stock consists of Common Stock and Class A Common Stock. Only the holders of shares of Class A Common Stock vote for the election of directors of the Company and on most other matters. The Common Stock has only limited voting rights. See "Description of Capital Stock."

CONTROL BY AND DEPENDENCE UPON PRINCIPAL SHAREHOLDER

     R. Charles Loudermilk, Sr., the Company's Chief Executive Officer and Chairman of the Board, will own or control approximately 62.2% of the Company's voting Class A Common Stock and approximately 16.5% of the non-voting Common Stock outstanding following this offering. As a result, Mr. Loudermilk will continue to be able to elect all the directors of, and otherwise effectively control, the Company. The Company believes that it has benefited substantially from Mr. Loudermilk's leadership and that if it were to lose his services at any time in the near future such loss could have an adverse effect on the Company's business and operations. See "Management."

                                USE OF PROCEEDS

     The net proceeds to the Company (after deducting underwriting discounts and estimated offering expenses payable by the Company) from the sale of the shares of Common Stock offered hereby by the Company at an assumed public offering price of $23.625 per share are estimated to be $46.9 million ($55.3 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds to reduce indebtedness and for general business purposes, including opening additional rent-to-rent and Aaron's Rental Purchase stores and expansion of manufacturing and distribution capacity. As of March 23, 1998, an aggregate of $74.9 million was outstanding under the Company's revolving credit facility bearing interest at a weighted average rate of 6.69%.

                                 CAPITALIZATION

     The following table shows the capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the sale of the 2,100,000 shares of Common Stock offered by the Company at an assumed public offering price of $23.625 per share, and the application of the net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.

                                                                 DECEMBER 31, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
Total Debt..................................................  $ 76,486     $ 29,579
                                                              --------     --------
Shareholders' Equity
  Common Stock, par value $.50 per share -- Authorized
     25,000,000 shares; 16,170,987 shares issued, 18,270,987
     shares issued as adjusted..............................     8,085        9,135
  Class A Common Stock, par value $.50 per
     share -- Authorized 25,000,000 shares; 5,361,761 shares
     issued.................................................     2,681        2,681
  Additional paid-in capital................................    15,484       61,341
  Retained earnings.........................................   113,864      113,864
Less: Treasury Shares at Cost
  Common Stock, 1,058,041 shares............................    (9,523)      (9,523)
  Class A Common Stock, 1,525,255 shares....................   (14,136)     (14,136)
                                                              --------     --------
Total Shareholders' Equity..................................   116,455      163,362
                                                              --------     --------
          Total Capitalization..............................  $192,941     $192,941
                                                              ========     ========

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock and Class A Common Stock are listed on the New York Stock Exchange ("NYSE") under the symbols "RNT" and "RNT.A," respectively. Prior to March 20, 1998, the Common Stock and Class A Common Stock were quoted on the The Nasdaq National Market ("Nasdaq") under the symbols "ARON" and "ARONA," respectively. The following table shows, for the periods indicated, the high and low sales price per share for the Common Stock and Class A Common Stock as reported by Nasdaq for dates prior to March 20, 1998, and as reported by the NYSE for dates thereafter, and the cash dividends paid per share.

                                                  COMMON STOCK                CLASS A COMMON STOCK
                                          -----------------------------   -----------------------------
                                                                CASH                            CASH
                                                              DIVIDENDS                       DIVIDENDS
                                                                 PER                             PER
FISCAL YEAR ENDED                          HIGH       LOW       SHARE      HIGH       LOW       SHARE
-----------------                         -------   -------   ---------   -------   -------   ---------
December 31, 1996
  First Quarter.........................  $10.125   $ 9.000               $10.875   $ 8.875
  Second Quarter........................   15.000     9.875     $0.02      15.125    10.875     $0.02
  Third Quarter.........................   13.625    11.000                15.750     11.50
  Fourth Quarter........................   14.625    11.125      0.02      15.000    12.750      0.02
December 31, 1997
  First Quarter.........................   12.750    10.250                14.000     9.875
  Second Quarter........................   13.375    10.375      0.02      13.750    10.000      0.02
  Third Quarter.........................   17.750    15.250                17.875    12.250
  Fourth Quarter........................   19.813    15.625      0.02      18.500    15.125      0.02
December 31, 1998
  First Quarter (through March 30,
     1998)..............................   23.750    17.000                22.875    15.750

     On March 30, 1998, the last sale price of the Common Stock as reported by the NYSE was $23.625 per share. As of March 27, 1998, there were 861 holders of record of the Common Stock and 171 holders of record of the Class A Common Stock. The Company believes it has in excess of 2,900 beneficial holders of the Common Stock and 600 beneficial holders of the Class A Common Stock.

     The Company's Articles of Incorporation provide that no cash dividends may be paid on the Class A Common Stock unless equal or higher dividends are paid on the Common Stock. See "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA
            (Dollar amounts in thousands, except per share amounts)

     The income statement data and balance sheet data presented below for, and as of the end of, each of the periods set forth below, are derived from the Consolidated Financial Statements of the Company. Such Consolidated Financial Statements at December 31, 1995, 1996 and 1997, and for the years ended December 31, 1996 and 1997 have been audited by Ernst & Young LLP, independent auditors. Such Consolidated Financial Statements for the twelve months ended December 31, 1995 have been prepared by management and are unaudited. Such data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.

                                              TWELVE MONTHS ENDED          YEAR ENDED                YEAR ENDED
                                              DECEMBER 31, 1995(1)        DECEMBER 31,              DECEMBER 31,
                                                  (UNAUDITED)                 1996                      1997
                                              --------------------   -----------------------   -----------------------
SYSTEMWIDE REVENUES(2)......................      $   256,500              $   306,200               $   364,306
                                                  -----------              -----------               -----------
INCOME STATEMENT DATA
Revenues:
  Rentals and Fees..........................      $   182,311              $   208,463               $   231,207
  Retail Sales..............................           47,190                   52,757                    58,602
  Non-Retail Sales..........................            5,809                    8,770                    14,621
  Other.....................................            2,465                    4,255                     6,321
                                                  -----------              -----------               -----------
                                                      237,775                  274,245                   310,751
                                                  -----------              -----------               -----------
Costs and Expenses:
  Retail Cost of Sales......................           33,057                   37,848                    42,264
  Non-Retail Cost of Sales..................            5,217                    8,320                    13,650
  Operating Expenses........................          119,590                  135,012                   149,728
  Depreciation of Rental Merchandise........           55,408                   64,437                    71,151
  Interest..................................            3,172                    3,449                     3,721
                                                  -----------              -----------               -----------
                                                      216,444                  249,066                   280,514
                                                  -----------              -----------               -----------
Earnings Before Income Taxes................           21,331                   25,179                    30,237
Income Taxes................................            8,113                    9,786                    11,841
                                                  -----------              -----------               -----------
Net Earnings................................      $    13,218              $    15,393               $    18,396
                                                  ===========              ===========               ===========
Earnings Per Share..........................      $       .68              $       .81               $       .96
Earnings Per Share Assuming Dilution........              .66                      .77                       .94
Dividends Per Share Common Stock............              .05                      .04                       .04
Dividends Per Share Class A Common Stock....              .02                      .04                       .04
Weighted Average Common Shares Outstanding
  Assuming Dilution.........................       19,995,000               19,984,000                19,662,000
OPERATING DATA
Stores Open at End of Period:
  Rental Purchase...........................              106                      135                       181
  Rent-to-Rent..............................              104                      103                       105
  Convention Furnishings....................                2                        2                         6
                                                  -----------              -----------               -----------
  Total Company-Operated Stores.............              212                      240                       292
  Franchise Stores..........................               36                       61                       101
                                                  -----------              -----------               -----------
  Total Systemwide Stores...................              248                      301                       393
                                                  ===========              ===========               ===========
COMPONENTS OF REVENUES
  Rental Purchase Stores....................      $    88,480              $   111,587               $   139,327
  Rent-to-Rent Stores.......................          140,823                  154,075                   162,306
  Convention Furnishings....................            1,819                    2,631                     2,096
  Franchise Revenues........................            1,463                    2,905                     4,961
  Other Revenues............................            5,190                    3,047                     2,061
                                                  -----------              -----------               -----------
                                                  $   237,775              $   274,245               $   310,751
                                                  ===========              ===========               ===========

                                                                        AS OF DECEMBER 31,
                                              -----------------------------------------------------------------------
                                                     1995                    1996                      1997
                                              -------------------   -----------------------   -----------------------
BALANCE SHEET DATA
Rental Merchandise, Net.....................      $   122,311             $   149,984               $   176,968
Total Assets................................          158,645                 198,103                   239,382
Total Debt..................................           37,479                  55,365                    76,486
Shareholders' Equity........................           91,094                 107,335                   116,455

---------------

(1) The Company changed its fiscal year end from March 31 to December 31, effective December 31, 1995.
(2) Systemwide revenues include rental revenues of franchised Aaron's Rental Purchase stores.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company has grown significantly since 1992. Total revenues have increased from $155.7 million for calendar year 1992 to $310.8 million for calendar year 1997, and earnings before income taxes increased from $9.7 million in 1992 to $30.2 million in 1997, representing a 14.8% and 25.5% compound annual growth rate in the Company's revenues and earnings before income taxes, respectively. The increase in revenues was driven by a significant increase in rental purchase revenues, which increased from $22.5 million for 1992 to $139.3 million for 1997, representing a 44.0% compound annual growth rate. During the same period, rent-to-rent revenues increased from $111.3 million to $162.3 million. The Company has recorded 24 consecutive quarters of record revenues and 25 consecutive quarters of record earnings.

     The Company's primary growth vehicle over the past five years has been in its distinctive rental purchase concept that appeals predominantly to the middle and upper segment of the rent-to-own market. The Company has grown this business primarily through the opening of new Company-operated stores and the development of a franchise program. Since December 31, 1992, the Company has added 139 Company-operated rental purchase stores and 102 franchised rental purchase stores, bringing the total stores open at March 31, 1998, to 183 Company-operated stores and 105 franchised stores open, a total of 288 Aaron's Rental Purchase stores systemwide. In addition, the Company was operating 107 rent-to-rent stores at March 31, 1998, a net decrease of two stores since December 31, 1992.

     The Company is the only rental company in the United States that manufactures its own furniture. Through its MacTavish Furniture Industries Division, the Company produced $45 million of product in 1997. The Company believes the ability to produce and distribute its own furniture is a competitive advantage.

     Although the Company has grown its business primarily over the last five years through the opening of new stores, the Company has also pursued opportunistic acquisitions of rent-to-rent and rental purchase operations. In December 1997, it made two strategic acquisitions. The Company acquired the assets of RentMart Rent-To-Own, Inc. for $18 million in cash, including its 40 stores in Dallas, Houston, and San Antonio, doubling the total number of Aaron's Rental Purchase stores open in Texas. Also in December the Company purchased for $3.5 million in cash the assets of Blackhawk Convention Services, Inc. with operations in Chicago, New York, and Las Vegas. This convention furnishings business, combined with the Company's existing presence in Atlanta, Cincinnati, Dallas and Orlando, enables the Company to serve most of the major convention cities of the United States and also increase business to the Company's present and future rent-to-rent stores. Although the Company has made few major acquisitions in the recent past, it will continue to search for selective acquisitions in both the rental purchase and rent-to-rent markets as opportunities become available.

     During 1995, the Company changed its fiscal year end from March 31 to December 31, which resulted in a nine month fiscal year ended December 31, 1995. The decision to change the fiscal year end was made for more convenience in both internal and external communications. To aid comparative analysis, the Company has elected to present the results of operations for the twelve months ended December 31, 1995 (unaudited), along with the years ended December 31, 1996 and December 31, 1997.

KEY COMPONENTS OF INCOME

     Revenues. Total revenues consist of four categories: rentals and fees, retail sales, non-retail sales and other. Rentals and fees include all revenue derived from rental agreements in the Company's rental purchase and rent-to-rent stores, including those agreements that result in the customer acquiring ownership at the end of the term. Retail sales primarily represents sales of both new and rental return furniture in the rent-to-rent division. Non-retail sales primarily represents merchandise sales to the Company's franchisees. Other primarily represents franchise fee and royalty income from the Company's franchise stores, and other miscellaneous revenues.

     Cost of Sales. Cost of sales is separated into two components: Retail cost of sales and Non-retail cost of sales. Retail cost of sales represents the depreciated cost of merchandise sold through the Company's stores. Non-retail cost of sales is primarily the cost of merchandise sold to the Company's franchisees.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise reflects the expense associated with depreciating merchandise held for rent and rented to customers by the Company's rental purchase and rent-to-rent stores. Merchandise is depreciated whether on rent or not.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain Income Statement data as a percentage of rentals and fees, retail and non-retail sales or total revenues.

                                                              TWELVE
                                                           MONTHS ENDED
                                                           DECEMBER 31,    YEAR ENDED     YEAR ENDED
                                                               1995       DECEMBER 31,   DECEMBER 31,
                                                           (UNAUDITED)        1996           1997
                                                           ------------   ------------   ------------
Revenues:
  Rentals and Fees.......................................      76.7%          76.0%          74.4%
  Retail Sales...........................................      20.1           19.2           18.9
  Non-Retail Sales.......................................       2.2            3.2            4.7
  Other..................................................       1.0            1.6            2.0
                                                              -----          -----          -----
  Total Revenues.........................................     100.0          100.0          100.0
Cost of Sales as a % of Retail Sales.....................      70.4           71.7           72.1
Cost of Sales as a % of Non-Retail Sales.................      88.8           94.9           93.4
Operating Expenses as a % of Total Revenues..............      50.3           49.2           48.2
Depreciation of Rental Merchandise as a % of Rentals and
  Fees...................................................      30.4           30.9           30.8
Interest as a % of Total Revenues........................       1.3            1.3            1.2
Earnings Before Income Taxes as a % of Total Revenues....       9.0            9.2            9.7
Net Earnings as a % of Total Revenues....................       5.6            5.6            5.9

  Year Ended December 31, 1997 versus Year Ended December 31, 1996

     Total revenues for 1997 increased $36.5 million (13.3%) to $310.8 million compared to $274.2 million in 1996 due primarily to a $22.7 million (10.9%) increase in rentals and fees revenues, plus an $11.7 million (19.0%) increase in sales. Of this increase in rentals and fees revenues, $19.2 million (84.4%) was attributable to the Aaron's Rental Purchase Division. Rentals and fees revenues from the Company's rent-to-rent operations increased $3.5 million (3.3%) during the same period.

     Revenues from retail sales increased $5.8 million (11.1%) to $58.6 million in 1997, from $52.8 million for the same period last year. This increase was primarily due to increased sales of both new and rental return furniture in the rent-to-rent division. Non-retail sales, which primarily represent merchandise sold to Aaron's Rental Purchase franchisees, increased $5.9 million (66.7%) to $14.6 million compared to $8.8 million for the same period last year. The increased sales are due to the growth of the franchise operations.

     Other revenues for 1997 increased $2.1 million (48.6%) to $6.3 million compared to $4.3 million in 1996. This increase was attributable to franchise fee and royalty income increasing $2.1 million (70.8%) to $5.0 million compared to $2.9 million last year, reflecting the addition of 40 new franchise stores in 1997 and improved operating revenues at mature franchise stores.

     Cost of sales from retail sales increased $4.4 million (11.7%) to $42.3 million compared to $37.8 million, and as a percentage of sales, increased slightly to 72.1% from 71.7% primarily due to product mix. Cost of sales from non-retail sales increased $5.3 million (64.1%) to $13.7 million from $8.3 million, and as a percentage of sales, decreased to 93.4% from 94.9%. The decrease in 1997 in cost of sales as a percentage of sales is due to slightly higher margins on sales through the Company's distribution centers.

     Operating expenses increased $14.7 million (10.9%) to $149.7 million from $135.0 million. As a percentage of total revenues, operating expenses were 48.2% in 1997 and 49.2% in 1996. Operating expenses declined as a percentage of total revenues between years due to the spreading of expenses over higher revenues.

     Depreciation of rental merchandise increased $6.7 million (10.4%) to $71.2 million from $64.4 million, and as a percentage of total rentals and fees, decreased to 30.8% from 30.9%.

     Interest expense increased $272,000 (7.9%) to $3.7 million compared to $3.4 million. As a percentage of total revenues, interest expense was 1.2% in 1997 compared to 1.3% in 1996. The slight decrease in interest expense as a percentage of revenues was due to the effect of lower debt levels as a percentage of revenues throughout the year being offset by slightly higher interest rates.

     Income tax expense increased $2.1 million (21.0%) to $11.8 million compared to $9.8 million. The Company's effective tax rate was 39.2% in 1997 compared to 38.9% in 1996, primarily due to higher state income taxes.

     As a result, net earnings increased $3.0 million (19.5%) to $18.4 million for 1997 compared to $15.4 million for the same period in 1996. As a percentage of total revenues, net earnings were 5.9% in 1997 and 5.6% in 1996.

  Year Ended December 31, 1996 versus Twelve Months Ended December 31, 1995 (unaudited)

     Total revenues for 1996 increased $36.5 million (15.3%) to $274.2 million compared to $237.8 million in 1995 due primarily to a $26.2 million (14.3%) increase in rentals and fees revenues, plus an $8.5 million (16.1%) increase in sales. Of this increase in rentals and fees revenues, $16.6 million (19.6%) was attributable to the Aaron's Rental Purchase Division. Rentals and fees revenues from the Company's rent-to-rent operations increased $9.5 million (9.8%) during the same period.

     Revenues from retail sales increased $5.6 million (11.8%) to $52.8 million in 1996, from $47.2 million for the same period last year. This increase was due to increased sales of both new and rental return furniture in the rent-to-rent division. Non-retail sales, which represent wholesale sales to primarily Aaron's Rental Purchase franchisees, increased $3.0 million (51.0%) to $8.8 million compared to $5.8 million for the same period last year. The increased sales are due to the growth of the franchise operations.

     Other revenues increased $1.5 million (105.4%) to $2.9 million compared to $1.4 million last year. This increase was due to adding 25 new franchise stores in 1996 as well as older franchise stores gaining in revenues.

     Cost of sales from retail sales increased $4.8 million (14.5%) to $37.8 million compared to $33.1 million, and as a percentage of sales, increased slightly to 71.7% from 70.1% primarily due to product mix. Cost of sales from non-retail sales increased $3.1 million (59.5%) to $8.3 million from $5.2 million, and as a percentage of sales, increased to 94.9% from 89.8%. The increase in cost of sales as a percentage of sales is due to a larger percentage of franchise sales in 1996 which are at lower margins than other miscellaneous wholesale sales.

     Operating expenses increased $15.4 million (12.9%) to $135.0 million from $119.6 million. As a percentage of total revenues, operating expenses were 49.2% in 1996 and 50.3% in 1995. Operating expenses declined as a percentage of total revenues between years due to the spreading of expenses over higher revenues.

     Depreciation of rental merchandise increased $9.0 million (16.3%) to $64.4 million and, as a percentage of total rentals and fees, increased to 30.9% from 30.4%. This increase is primarily due to a change in the rental merchandise mix during the year.

     Interest expense increased $277,000 (8.7%) to $3.4 million compared to $3.2 million. As a percentage of total revenues, interest is unchanged at 1.3% due to stability in interest rates during 1996.

     Income tax expense increased $1.7 million (20.6%) to $9.8 million compared to $8.1 million. The Company's effective tax rate was 38.9% in 1996 versus 38.0% for the same period in 1995.

     As a result, net earnings increased $2.2 million (16.5%) to $15.4 million for 1996 compared to $13.2 million for the same period in 1995. As a percentage of total revenues, net earnings were 5.6% in both 1996 and 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow from operations for the years ended December 31, 1997 and 1996 was $105.3 million and $89.5 million, respectively. Such cash flows include profits on the sale of rental return merchandise. The Company's primary capital requirements consist of acquiring rental merchandise for both rent-to-rent and Company-operated Aaron's Rental Purchase stores. As the Company continues to grow, the need for additional rental merchandise will continue to be the Company's major capital requirement. These capital requirements historically have been financed through bank credit, cash flow from operations, trade credit and proceeds from the sale of rental return merchandise.

     The Company has financed its growth through a revolving credit agreement with several banks, trade credit and internally generated funds. The revolving credit agreement provides for unsecured borrowings up to $90.0 million which includes a $6.0 million credit line to fund daily working capital requirements. At December 31, 1997, an aggregate of $75.9 million was outstanding under this facility, bearing interest at an average rate of 6.57%. The Company uses interest rate swap agreements as part of its overall long-term financing program. At December 31, 1997, the Company had swap agreements with notional principal amounts of $40 million which effectively fixed the interest rates on an equal amount under the Company's revolving credit agreement at 6.93%.

     The Company believes that the expected cash flows from operations, proceeds from the sale of rental return merchandise, bank borrowings and vendor credit, together with the proceeds of this offering, will be sufficient to fund the Company's capital and liquidity needs for at least the next 24 months.

     In February 1997, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's Common Stock and Class A Common Stock. During 1997, 795,000 shares were purchased at an aggregate cost of $8.9 million.

     The Company has paid dividends for eleven consecutive years. A $.02 per share dividend on Common Stock and on Class A Common Stock was paid in January 1997 and July 1997, for a total fiscal year cash outlay of $761,000. The Company currently expects to continue its policy of paying dividends.

YEAR 2000

     The Year 2000 issue arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. The Company's significant computer programs, including financial, accounting, store operating and point of sale software, have recently been or are in the process of being updated. The upgrading and rewriting of the Company's software is being done to gain further strategic advantages over its competitors and is not the result of any anticipated Year 2000 issues. However, as part of the Company's continuing process to update systems, management has required that vendor purchased and internally developed software be Year 2000 compliant. Therefore, based on recent and continuing strategic enhancement of the Company's software, management does not expect any material impact to the Company's business, operations or financial condition as a result of Year 2000 issues.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), which is effective for 1998. FAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements in its annual financial statements in 1998. Management has not completed its analysis of the effect of FAS 131 on its reported segments.

                                    BUSINESS

GENERAL

     Aaron Rents is a U.S. leader in the rent-to-rent and rental purchase industries with 402 stores in 32 states. The Company offers both individual and business customers a wide range of residential and office furniture, accessories, consumer electronics, and household appliances for rental, rental purchase and sale. The Company's major operating divisions are the Aaron Rents' Rent-to-Rent Division, the Aaron's Rental Purchase Division, the Aaron Rents' Convention Furnishings Division and MacTavish Furniture Industries Division, which manufactures much of the furniture for the Company's rental and rental purchase stores. Aaron Rents' strategic focus is on expanding its higher growth rental purchase business while also growing its rent-to-rent business in selected markets.

     At March 31, 1998, Aaron Rents had 297 Company-operated stores and 105 franchised stores in 32 states nationwide. There were 107 rent-to-rent stores in its Aaron Rents' Rent-to-Rent Division, 183 Company-operated rental purchase stores in its Aaron's Rental Purchase Division, 105 franchised Aaron's Rental Purchase stores, and seven Aaron Rents' Convention Furnishings stores.

     The Aaron Rents' Rent-to-Rent Division is well-positioned to take advantage of the growing demand for furniture rental services. Management believes this demand to be driven by continued growth in employment, the increasing importance of flexibility and outsourcing to American businesses and the impact of a more mobile and transitory population. Business customers, which represent an increasing portion of rental customers, enter into leases for office furniture to meet seasonal, temporary or start-up needs. Business customers also lease residential furniture in order to provide furnishings for relocated employees or those on temporary assignment.

     The Aaron's Rental Purchase Division focuses on providing durable household goods to lower to middle income consumers with limited or no access to traditional credit sources such as bank financing, installment credit or credit cards. The Company's rental purchase program allows customers to obtain merchandise without incurring additional debt or long-term obligations. Management believes that the segment of the U.S. population which its rental purchase division targets is large and that the needs of these customers generally are underserved.

     In 1992, the Company began franchising Aaron's Rental Purchase stores to place stores in selected markets where the Company has no immediate plans to enter. The Company believes that its franchise program allows the Company to grow more quickly, increase its name exposure in new markets and achieve economies of scale in purchasing, manufacturing and advertising for its rental purchase stores. The Company opened 12, 25 and 40 franchised rental purchase stores in 1995, 1996 and 1997, respectively.

     The Company is the only rental company in the United States that manufactures its own furniture. By manufacturing its own specially designed residential and office furniture through its MacTavish Furniture Industries Division, the Company enjoys an advantage over many of its competitors. Manufacturing enables the Company to control the quality, cost, timing, styling, durability and quantity of its furniture rental products. The Company owns five furniture manufacturing plants and operates four bedding manufacturing facilities, which supply approximately 49% of the furniture rented or sold by the Company.

     The Company has grown significantly in recent years. Its growth is attributed to the opening of Company-operated and franchised rental purchase stores, as well as to the expansion of its rent-to-rent business and selected acquisitions. The Company expects to continue to grow its store base and plans to open five to 10 rent-to-rent stores, 10 to 15 Company-operated rental purchase stores and 45 to 50 new franchised rental purchase stores in 1998. Total revenues have increased from $155.7 million for calendar year 1992 to $310.8 million for calendar year 1997, and earnings before income taxes increased from $9.7 million in 1992 to $30.2 million in 1997, representing a 14.8% and 25.5% compound annual growth rate in the Company's revenues and earnings before income taxes, respectively. The increase in revenues was driven by a significant increase in rental purchase revenues, which increased from $22.5 million for 1992 to $139.3 million for 1997, representing a 44.0% compound annual growth rate. During the same period, rent-to-rent revenues increased from $111.3 million to $162.3 million.

     The Company believes it possesses a valuable brand name in the rental business, as well as operating characteristics which differentiate it from its competitors. For instance, the Company's rental purchase concept is unique by offering 12-month rental purchase agreements, larger and more attractive store showrooms and a wider selection of merchandise. In the rent-to-rent business, the Company believes that its ability to deliver residential and office furniture and equipment to its customers quickly and efficiently gives the Company an advantage over furniture retailers who often require several weeks to effect delivery. By having its own manufacturing capabilities, an extensive distribution network and sophisticated management information systems, the Company is well-positioned to meet the distinct needs of its rent-to-rent and rental purchase customers.

INDUSTRY OVERVIEW

  The Rent-To-Own Industry

     The estimated potential size of the United States rent-to-own market is
19.6 million households of which only 2.7 million are being served currently by the industry. According to the Association of Progressive Rental Organizations ("APRO"), the national trade association representing the rent-to-own industry, there are approximately 7,500 rent-to-own stores in the United States, approximately 50% of which are owned or franchised by the ten largest companies in the industry. Industry-wide revenues are believed to have been approximately $4.7 billion in 1996.

     In a typical rent-to-own transaction, the customer has the option to acquire merchandise over a fixed term, usually 18 to 24 months, by making weekly rental payments. The customer may cancel the agreement at any time by returning the merchandise to the store, with no further rental obligation. The average rental period in the industry is about four months, because the majority of customers do not rent the item to the full term of the agreement. If the customer rents the item to the full term, he obtains ownership of the item, though he has the option to purchase it at any time.

     The rent-to-own industry is a growing segment of the retail industry that offers an alternative to traditional methods of acquiring furniture, electronics and appliances. The rent-to-own concept is particularly popular with consumers who are unable to pay for merchandise in cash or who lack the credit to qualify under conventional financing programs. It is also popular with consumers who, despite good credit, do not wish to incur additional debt, have only a temporary need for the merchandise, or desire to try out a particular brand or model before purchasing it. Historically, electronic goods have been the dominant product category rented and sold in the industry although furniture items are growing rapidly in popularity.

     The Company believes its rental purchase concept differs significantly from the typical rent-to-own program. Compared to the typical rent-to-own stores, Aaron's Rental Purchase stores offer shorter agreement terms which are payable on a monthly basis and have generally lower total payments to acquire merchandise. Aaron's Rental Purchase stores offer a larger selection of merchandise in general and a greater percentage of furniture merchandise in particular, and have a larger and more visually appealing store layout. The Company believes that its rental purchase customers demand and can afford both higher quality merchandise and more competitive pricing on total agreement terms compared to the typical rent-to-own customer.

     The Company's rental purchase transactions differ from sales by home furnishings retailers in that rental purchase allows the option, but not the obligation, to purchase merchandise while paying a similar "all-in" agreement price. Rental purchase allows the customer to have the item serviced free of charge or replaced at any time during the rental agreement, and allows the Company to re-rent an item to another customer if the agreement does not go to term.

     The Company's rental purchase operations differ from the rent-to-rent business. A typical rental purchase customer, while usually lacking the cash or credit resources to acquire merchandise, desires the option of ownership and may have the intention to utilize rental purchase to achieve ownership. Accordingly, in rental purchase transactions, the customer is willing to pay a higher monthly payment for the ownership option, as compared to the rent-to-rent customer. Typically, the Company's rental purchase customers are more style and brand name conscious than rent-to-rent customers who regard the merchandise as temporary. Aaron's

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Rental Purchase stores are attractively appointed and are typically in or near a shopping center strategically located near the residences of its target customers, as opposed to the rent-to-rent store whose typical location is in an office park that services destination customers from a broad geographical area.

  The Rent-To-Rent Industry

     The furniture component of the rent-to-rent industry is estimated to be greater than $600 million in annual rental revenues. The demand for rental products is believed to be related to the mobility of the population, which relies upon rented merchandise to fulfill temporary needs. The industry is highly competitive and consolidating, with only a handful of companies accounting for a substantial share of the market.

     The rent-to-rent industry serves both individual and business customers who generally have immediate, temporary needs for office or residential merchandise but who generally do not seek to own the merchandise. Residential merchandise is rented to individuals seeking to rent merchandise for their own homes and apartments, apartment complex managers seeking to provide furnished apartments, and third party companies that provide interim housing for their corporate clients. Office merchandise is rented by customers ranging from small businesses and professionals who are in need of office furnishings but need to conserve capital, to large corporations with temporary or seasonal needs.

     In the typical rent-to-rent transaction, the customer agrees to rent one or more items for a minimum of three months, which may be extended by the customer on a month-to-month basis. Although many rental agreements give the customer the option of purchasing the rented item, most customers do not enter into the transaction with the desire to own the rented merchandise.

GROWTH AND OPERATING STRATEGIES

     Aaron Rents is expanding its business through growth strategies that focus on the opening of additional Company-operated rent-to-rent and rental purchase stores, and franchised rental purchase stores. In addition, the Company seeks to enhance profitability through operating strategies which differentiate the Company from its competitors and improve operating efficiencies. The key elements of the Company's growth and operating strategies are summarized below.

  Growth Strategies

     - EXPAND COMPANY-OPERATED RENTAL PURCHASE OPERATIONS IN SELECTED GEOGRAPHIC MARKETS. The Company currently expects to open 10 to 15 additional Company-operated Aaron's Rental Purchase stores during 1998, and to open comparable numbers of stores in each of the next several years. The Company's strategy is to open rental purchase stores primarily in the Company's existing geographic markets where it can cluster stores to realize the benefits of economies of scale in marketing and distribution and other operating efficiencies.

     - EXPAND AARON'S RENTAL PURCHASE FRANCHISE PROGRAM. The Company uses its franchise program to place Aaron's Rental Purchase stores in selected markets where the Company has no immediate plans to enter. The Company believes that its franchise program allows the Company to grow more quickly and increase its name exposure in new markets with a relatively low investment of capital by the Company. In addition, the larger number of systemwide rental purchase stores enables the Company and its franchisees to realize economies of scale in purchasing, manufacturing and advertising for its rental purchase stores. Franchise fees and royalties also represent a growing source of revenues for the Company. The Company expects that approximately 45 to 50 franchised Aaron's Rental Purchase stores will open in 1998, and expects a larger number of stores to open in each of the next several years.

     - EXPAND RENT-TO-RENT OPERATIONS. The Company believes that there are growth opportunities in the rent-to-rent market, particularly in the business sector. The Company has recently begun opening rent-to-rent operations in new markets to better serve its national business customers and is also expanding its presence in existing markets. The recent introduction of warehouse-only stores in new markets has

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       allowed the Company to enter markets at a lower cost. The Company believes that its rent-to-rent business will continue to provide the Company with cash flow to finance a significant amount of the planned expansion of the Aaron's Rental Purchase Division. The Company expects to open five to 10 rent-to-rent stores in 1998 in existing and new markets.

  Operating Strategies

     - PROVIDE HIGH LEVELS OF CUSTOMER SERVICE AND SATISFACTION. The Company demonstrates its commitment to superior customer service by providing large, attractive and conveniently located showrooms, offering a wide selection of quality merchandise at competitive prices and flexible acquisition options, and providing customers quick delivery of rented merchandise, in many cases by same or next day delivery. The Company has established an employee training program designed to enhance the customer relations skills of its employees.

     - DIFFERENTIATE AARON'S RENTAL PURCHASE CONCEPT. The Company believes that the success of its rental purchase operations is attributable to its distinctive approach to the business that sets it apart from its rent-to-own competitors. The Company has pioneered innovative approaches to meeting changing customer needs that differ from those of its competitors -- such as offering 12-month rental purchase agreements which result in a lower "all-in" price, larger and more attractive store showrooms, and a wider selection of merchandise. Most rental purchase customers make their rental payments in person, and the Company uses these frequent visits to strengthen customer relationships and make rental purchase customers feel welcome in the Company's stores.

     - TARGET RENT-TO-RENT BUSINESS CUSTOMERS. The Company has successfully operated rent-to-rent stores for over 40 years, using its superior customer service, prompt delivery and wide selection of rental furniture to attract a growing number of business customers. The Company believes that its ability to obtain and deliver furniture and equipment to its business customers quickly and efficiently gives the Company an advantage over general furniture retailers who often require several weeks to effect delivery. In addition, the location of a warehouse next to each showroom permits the store manager to exercise greater control over inventory, merchandise condition and pickup and deliveries, resulting in more efficient and consistent service for the customer. The Company has also recently opened warehouse-only locations in a few selected markets where the Company is seeking an immediate presence at a lower cost. The warehouse-only locations rely on outside sale representatives who target business customers.

     - MANAGE FURNITURE REQUIREMENTS THROUGH MANUFACTURING AND
       DISTRIBUTION. The Company believes that its furniture manufacturing capability and distribution center network give it a strategic advantage over its competitors by enabling the Company to control the quality, cost, timing, styling, durability and quantity of a substantial portion of its rental furniture merchandise. This control allows the Company to offer prompt delivery of rented furniture and provides the Company a reliable source of rental furniture.

     - UTILIZE PROPRIETARY MANAGEMENT INFORMATION SYSTEMS. The Company has developed proprietary computerized information systems to systematically pursue cash collections and merchandise returns and to match inventory with demand. Each of the Company's stores, including franchised rental purchase stores, is linked by computer directly to corporate headquarters, which enables headquarters to monitor the performance of each store on a daily basis. Its separate systems are tailored to meet the distinct needs of the Company's rent-to-rent and rental purchase operations.

OPERATING DIVISIONS

  Rental Purchase -- Aaron's Rental Purchase

     The Company established its Aaron's Rental Purchase Division in 1987. At March 31, 1998, there were 183 Company-operated Aaron's Rental Purchase stores in 16 states and 105 franchised Aaron's Rental Purchase stores in 27 states. The Company has developed a distinctive concept for its Aaron's Rental

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

Purchase stores with specific merchandising selection and store layout, pricing and agreement terms for the customers it seeks to attract. The Company believes that these features create a store and rental purchase concept that is significantly different from the operations of most other rent-to-own stores, the Company's traditional rent-to-rent business, and the operations of home furnishings retailers who finance merchandise.

     The typical Aaron's Rental Purchase store layout consists of a combination showroom and warehouse of 8,000 to 10,000 square feet, with an average of approximately 8,700 total square feet. In selecting new locations for Aaron's Rental Purchase stores, the Company generally looks for sites in well-maintained strip shopping centers strategically located within ten miles of established working class neighborhoods and communities with good access. Many of the Company's stores are placed near existing rent-to-own stores of competitors. Each rental purchase store maintains at least two trucks and crews for pickups and deliveries, and generally offers same or next day delivery for addresses located within 15 miles of the store. The Company emphasizes a broad selection of brand name products for its electronics and appliance items, and offers customers a wide selection of furniture, including furniture manufactured by the Company's MacTavish Furniture Industries Division. Aaron's Rental Purchase stores also offer computers and jewelry.

     Aaron's Rental Purchase stores structure the pricing of merchandise to be less expensive than similar items offered by other rent-to-own operators, and substantially equivalent to the "all-in" contract price of similar items offered by home furnishings retailers who finance merchandise. Over 81% of the Company's rental purchase agreements have monthly payments as compared to the industry standard weekly payments, and most monthly agreements are for 12 months compared to the industry standard of 18 to 24 months. Approximately 37% of Aaron's Rental Purchase agreements go to term, in contrast to an industry average of less than 25%. The merchandise from the agreements that do not go to term is either re-rented or sold.

     The Aaron's Rental Purchase Division's 11 clearance centers serve primarily as retail outlets for final sales of rental return merchandise that will not be rented again, although they also sell some new merchandise. Sales by the clearance centers, together with sales at the Company's rental purchase stores, are instrumental in enabling the Company to maximize residual values of depreciated rental merchandise.

  Aaron's Rental Purchase Franchise Program

     The Company began franchising Aaron's Rental Purchase stores in selected markets in 1992, and has continued to attract many franchisees. It is not anticipated that franchised stores will compete with Company-operated stores, as franchises are primarily awarded in markets into which the Company has no presence and no current plans to expand. As of March 31, 1998, 206 franchises had been sold to 56 franchisees, and 105 franchise stores were open. The Company believes that its relations with its franchisees are good.

     Franchisees are approved on the basis of the applicant's business background and financial resources. The Company generally seeks franchisees who will enter into development agreements for several stores, although many franchisees currently operate a single store. Most franchisees are involved in the day-to-day operations of the stores.

     The Company enters into franchise agreements with its franchisees to govern the opening and operation of franchised stores. Under the Company's current agreement, the franchisee is required to pay a franchise fee of $35,000 per store. Agreements are for a term of 10 years (with one 10-year renewal option) and require payment to the Company of a royalty of 5% of weekly cash collections.

     The Company assists each franchisee in selecting the proper site for each store. Because of the importance of location to the Aaron's Rental Purchase concept, one of the Company's Pre-Opening Directors visits the intended market and helps guide the franchisee through the selection process. Once a site is selected, the Company helps in designing the floor plan, including the proper layout of the showroom and warehouse. In addition, the Company provides assistance in assuring that the design and decor of the showroom is consistent with the Company's requirements. The Company also leases the exterior signage to the franchisee, and assists with placing pre-opening advertising, ordering initial inventory and purchasing delivery vehicles.

     The Company has an arrangement with a syndicate of banks to provide financing to qualifying franchisees to assist with the establishment and operation of their stores. A primary component of the financing program is
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

an inventory financing plan which provides franchisees with the capital to purchase inventory. For established franchisees, the Company has arranged for these institutions to provide a revolving credit line to allow franchisees the flexibility to expand. The Company guarantees a portion of amounts outstanding under the franchisee financing programs.

     All franchisees are required to complete a comprehensive training program and to operate their franchised Aaron's Rental Purchase stores in compliance with the Company's policies, standards and specifications, including such matters as decor, rental agreement terms, hours of operation, pricing and merchandise. Franchisees are not required to purchase their rental merchandise from the Company, although many do so in order to take advantage of bulk purchasing discounts and favorable delivery terms. Many also purchase their rental furniture from the Company's MacTavish Furniture Industries facilities.

     The Company conducts a financial audit of its franchise stores every six to 12 months and also conducts regular operational audits, generally visiting each franchise store almost as often as it visits its Company-owned stores. In addition, the Company's proprietary management information system links each store to corporate headquarters. With this system, each night the Company automatically retrieves detailed financial information regarding the number of customers served during the day, the revenues received and the status of all accounts receivable. This information is compiled nightly into a detailed report of every franchised and Company-operated rental purchase store, which is then immediately made available to corporate and store management. On a weekly basis, the system also automatically debits the franchisee's bank account for the 5% royalty fee, resulting in essentially a 100% collection rate on franchise royalties.

  Rent-to-Rent -- Aaron Rents and Sells Furniture

     The Company has been in the rent-to-rent business for over 40 years and is the second largest furniture rent-to-rent company in the United States. The rent-to-rent business accounted for approximately 53% of the Company's total revenues for the fiscal year ended December 31, 1997. The Company rents new and rental return merchandise to both the individual and the business segments of the rent-to-rent industry, with a growing focus on rentals of residential and office furniture to business customers. As of March 31, 1998, the Company operated 107 rent-to-rent stores in 22 states.

     Rental agreements may give the customer the option to purchase the merchandise rented, though few customers exercise the purchase option. Items held for rent, whether new or rental return, are also available for purchase and rental purchase at all rent-to-rent stores.

     The Company's typical rent-to-rent store layout consists of a combination showroom and warehouse comprising about 21,000 square feet. Each residential showroom features attractive displays of dining-room, living-room and bedroom furniture in a number of styles, fabrics, materials and colors. Office rental showrooms feature lines of desks, chairs, conference tables, credenzas, sofas and accessories. The Company believes that having a warehouse next to each showroom permits the store manager to exercise greater control over inventory, merchandise condition and pickup and deliveries, resulting in more efficient and consistent service for the customer. The Company has also recently opened warehouse-only locations in a few selected markets where the Company is seeking an immediate presence at a lower cost. The warehouse-only locations rely on outside sale representatives who target business customers.

     Each rent-to-rent store generally offers next day delivery for addresses located within 50 miles of the store, and maintains at least one truck and a crew for pickups and deliveries. The Company believes that its ability to obtain and deliver furniture and equipment to its business customers quickly and efficiently gives the Company an advantage over general furniture retailers who often require several weeks to effect delivery.

     The Aaron Rents' Rent-to-Rent Division's four clearance stores serve primarily as retail outlets for final sales of rental return merchandise that will not be rented again, though they also sell new merchandise. Sales by the clearance stores, together with sales at the clearance centers located in most of the Company's rent-to-rent stores, are instrumental in enabling the Company to maximize residual values of depreciated rental merchandise.

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

     The Company generally sells rental return merchandise at or above its book value (cost less depreciation) plus selling expenses, a price which is usually considerably lower than the price for comparable new merchandise. Most merchandise held for sale in clearance stores may also be acquired through a rental purchase option. Because new merchandise is sold at the same location as rental return merchandise, the Company has the opportunity to sell both new and rental return merchandise to customers who may have been attracted to the store by the advertising and price appeal of rental return merchandise. The ability to sell new and rental return merchandise at the same location allows for more efficient use of facilities and personnel and minimizes overhead.

  Aaron Rents' Convention Furnishings

     The Aaron Rents' Convention Furnishings Division specializes in supplying conventions and events of various sizes with furniture (such as tables, chairs, desks and sofas) on a temporary basis. The division primarily serves various national and local vendors that organize events at large convention centers. The division also serves various smaller events on a regular basis with the assistance of its rent-to-rent stores which have served smaller events for more than 20 years. Convention rentals are characterized by very short terms (generally one week) and significantly higher rental rates due to the labor-intensive nature of the business.

     The Company's convention furnishings stores are generally located near the Company's existing distribution or warehouse facilities to enable the Company to respond quickly and efficiently to the division's needs. The division also benefits from the ability to sell its used furnishings through the Company's clearance centers, which allows the division to keep its inventory refreshed.

     In December 1997, the Company acquired the assets of Blackhawk Convention Services, Inc., including three locations in Chicago, New York and Las Vegas. An additional location was added in Dallas in the first quarter of 1998. As of March 31, 1998, the Company had seven convention furnishings store locations.

FURNITURE MANUFACTURING

     The Company believes that its manufacturing capability gives it a strategic advantage over its competitors by enabling the Company to control the quality, cost, timing, styling, durability and quantity of its furniture rental products. As the only major furniture rental company that manufactures its own furniture, the Company believes its 391,000 square feet of manufacturing facilities provide it more flexibility in scheduling production runs and in meeting inventory needs than rental companies that do not manufacture their own furniture and are dependent upon third party suppliers. The Company's MacTavish Furniture Industries Division has manufactured furniture for the Company's rental stores since 1971. The division has five manufacturing plants and four bedding manufacturing facilities which supply 50% of the Company's rent-to-rent furniture and bedding needs and 46% of Company-operated rental purchase stores' furniture and bedding needs. Overall, approximately 49% of the furniture rented or sold by the Company is manufactured by MacTavish Furniture Industries. The Company's manufacturing plants have the capacity to meet the Company's needs for such furniture for the foreseeable future. The Company also does limited manufacturing of residential furniture for several unaffiliated furniture retailers.

     MacTavish Furniture Industries manufactures upholstered living-room furniture (including contemporary sofas, sofabeds, chairs and modular sofa and ottoman collections in a variety of natural and synthetic fabrics and leathers), bedding (including standard sizes of mattresses and box springs), office furniture (including desks, credenzas, conference tables, bookcases and chairs), and bedroom furniture (including bedroom sets, headboards, dressers, mirrors, chests and night tables). The Company has designed special features for the furniture it manufactures which make its furniture more durable and better equipped for frequent transportation than furniture purchased from third parties. These features include knock-down construction of upholstered furniture products for easy replacement of worn or damaged parts at lower cost; standardization of components; reduction of parts and features susceptible to wear or damage; more resilient foam; durable, soil-resistant fabrics and sturdy frames for longer life and higher residual value; and collapsible box springs and devices which allow sofas to stand on end for easier and more efficient transport. The Company has patent applications pending for certain of these features. The Company also manufactures

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

replacement covers of all styles and fabrics of its upholstered furniture for use in reconditioning rental return furniture.

     The principal raw materials used in manufacturing are fabric, foam, wire-innerspring assemblies, cotton liners and hardwoods. All of these materials are purchased in the open market from sources not affiliated with the Company. The Company is not dependent on any single supplier, and none of the raw materials are in short supply. The Company generally maintains a three or four week inventory of such materials.

STORE OPERATIONS

  Management

     The Company's rent-to-rent stores are managed by the President of the division and are organized geographically into five regions, each supervised by a vice president who is primarily responsible for monitoring individual store performance and inventory levels within the respective regions. The Aaron's Rental Purchase Division is managed separately by the President of the division, who has five regional managers performing similar responsibilities.

     Stores are directly supervised by 18 rent-to-rent regional managers and 30 rental purchase district managers. At the individual store level, the store manager is responsible for customer and credit relations, deliveries and pickups, warehouse and inventory management, and certain marketing efforts. Store managers are also responsible for inspecting rental return furniture to determine whether it should be sold as is, rented again as is, repaired and sold, or reconditioned for additional rental. A significant portion of the store manager's compensation is dependent upon store revenues and profits.

     Executive management at the Company's headquarters directs and coordinates purchasing, financial planning and control, manufacturing, employee training, and new store site selection for the Company-operated stores. The Company's internal audit department conducts periodic audits of every store, including audits of Company-operated rental purchase stores several times each year, and semi-annual audits of rent-to-rent stores and franchised rental purchase stores. The Company's business philosophy has always emphasized strict cost containment and fiscal controls. Executive and store level management monitor expenses vigilantly to contain costs. All invoices are paid out of the Company's headquarters in order to enhance fiscal accountability. The Company believes that its careful attention to the expense side of its operations has enabled it to maintain financial stability and profitability.

  Management Information Systems

     The Company utilizes computer-based management information systems to facilitate cash collections, merchandise returns and inventory monitoring. Through the use of proprietary software developed by the Company, each of the Company's stores is linked by computer directly to corporate headquarters, which enables headquarters to monitor the performance of each store on a daily basis. A different system is used to run the rent-to-rent and rental purchase operations due to the significant differences in the businesses. At the store level, the store manager is better able to track inventory on the showroom floor and in the warehouse to minimize delivery times, assist with product purchasing and match customer needs with available inventory.

  Rental Agreement Approval, Renewal and Collection

     One of the keys to the success of the Company's Aaron's Rental Purchase operations is its ability to achieve timely cash collections. Individual store managers utilize the Company's computerized information system on a daily basis to track cash collections. They contact customers within a few days of when their rental payments are due in order to encourage customers to keep their agreement current and in force (rather than having to return the merchandise for non-payment of rent) and to renew their agreements for an additional rental period. Careful attention to cash collections is particularly important in the rental purchase operations, where the customer typically has the option to cancel the agreement at any time and each payment is considered a renewal of the agreement rather than a collection of a receivable.

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

     Each rent-to-rent store performs a credit check on most of its residential and business customers. The Company generally performs no formal credit check with respect to rental purchase customers other than to verify employment or other reliable sources of income and personal references supplied by the customer. All of the Company's rental agreements for residential and office merchandise require rental payments in advance, and the merchandise normally is picked up if a payment is significantly in arrears.

     Net bad debt losses from rent-to-rent rentals as a percentage of rent-to-rent rental revenues were approximately 1.9%, 2.6%, and 3.0% for the fiscal years ended December 31, 1997 and 1996, and for the nine months ended December 31, 1995. The Company does not extend credit to rental purchase customers. For the same periods, net merchandise shrinkage for both divisions as a percentage of combined rental revenues was 2.3%, 2.5% and 3.0%, respectively. The Company believes that its collection and repossession policies comply with applicable legal requirements, and the Company disciplines any employee that it discovers deviating from such policies.

  Customer Service

     The Company believes that customer service is one of the most important elements in the success of its rent-to-rent and rental purchase businesses. Customer satisfaction is critical because the customer usually has the option of returning the rented merchandise at any time. The Company's goal is to make its customers feel positive about the Company and its products from the moment they enter the Company's showrooms. Rented items are serviced at no charge to the customer, and quick, free delivery is available in many cases. In order to increase rentals at existing stores, the Company fosters relationships with existing customers to attract recurring business, and many new rental and rental purchase agreements are attributable to repeat customers.

     Because of the importance of customer service, the Company believes that a prerequisite for successful operations and growth is skilled, effective employees who value the Company's customers and project a genuine desire to serve the customers' needs. The Company has a comprehensive employee training program at its Atlanta headquarters for all rent-to-rent store managers and employees covering all areas of the Company's operations, with a heavy emphasis on customer service. Additionally, four field trainers are based out of the regional offices. Store managers and employees in the Aaron's Rental Purchase stores have similar training primarily on site by the division's training staff and regional managers. The Company's policy of promoting from within aids in employee retention and commitment to the Company's customer service and other business philosophies, which also allows the Company to realize greater benefits from its employee training programs.

PURCHASING AND DISTRIBUTION

     The Company's product mix is determined by store managers in consultation with the regional managers and regional vice presidents, based on an analysis of customer demands. In the Company's rent-to-rent division, furniture is the primary merchandise category, accounting for approximately 93% of rent-to-rent rental revenues for the year ended December 31, 1997. In the Aaron's Rental Purchase Division, electronics, furniture, appliances other accounted for approximately 54%, 30%, 14% and 2%, respectively, of rental purchase rental revenues for the year ended December 31, 1997. With approval from the applicable operating management, store managers send their orders to the rental purchase or rent-to-rent purchasing department at headquarters. The applicable purchasing department reviews all purchase orders to determine whether merchandise needs may be satisfied out of existing inventory at other stores before contacting vendors. If inventory is available at other stores, the purchasing department arranges for inventory shipments between stores. Virtually all merchandise for the Company's stores is purchased by the Company's six buyers, three of whom are solely responsible for rental purchase merchandise.

     The Company purchases the majority of its merchandise directly from manufacturers, with the balance from local distributors. The Company's largest supplier is its MacTavish Furniture Industries manufacturing division, which supplies approximately 49% of the furniture rented or sold by the Company. The Company has no long-term agreements for the purchase of merchandise and believes that its relationships with suppliers are excellent.

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     Both rent-to-rent and rental purchase operations utilize distribution centers to control inventory. Rent-to-rent stores in geographic proximity to the Company's rent-to-rent distribution facility in Richmond, Virginia order merchandise directly from the distribution center. The remaining rent-to-rent stores receive merchandise directly from vendors who ship to the stores' attached warehouses. All rental purchase stores order directly from the Company's four rental purchase distribution centers located in Auburndale, Florida; Dallas and Houston, Texas; and Duluth, Georgia. Rental purchase stores typically have smaller warehouses with less inventory storage space than the Company's rent-to-rent stores. Vendors ship directly to the distribution centers.

     Distribution centers result in freight savings from truckload discounts and a more efficient distribution of merchandise. The Company utilizes its nine tractor trailers, its local delivery trucks, and various contract carriers to make weekly deliveries to individual stores. The Company recently began construction of a 200,000 square foot furniture distribution facility in Cairo, Georgia, which is located near the Company's furniture manufacturing plants in Coolidge, Georgia and Quincy, Florida.

MARKETING AND ADVERTISING

     In its rental purchase operations, the Company relies heavily on store traffic, direct mail and television advertising to reach its target markets. Rental purchase stores are located within neighborhood communities, and will typically distribute mass mailings of promotional material every two weeks, with the goal of reaching every known household within a specified radius of each store at least 12 times per year. In addition, delivery personnel are trained to leave promotional material at the door of each residence within five doors of the delivery destination. In concentrated geographic markets, and for special promotions, the Company also utilizes local television and radio advertising for special promotions.

     The Company markets its rent-to-rent operations through its outside sales staff for personal contact with apartment complex managers for the residential market as well as the decision maker for the office market. It also relies on the use of brochures, newspapers, radio, television, direct mail, trade publications, yellow pages and over the Internet (http://www.aaronrents.com) to reach its residential and office rental and sales customers. The Company believes that such advertising benefits its residential and office rental and sales operations because of increased awareness of rental and purchase options along with name recognition.

COMPETITION

     The Company's businesses are highly competitive. The Company competes in the rent-to-rent market with national and local companies and, to a lesser extent, with apartment owners who purchase furniture for rental to tenants. The Company believes that CORT Business Services Corporation and Globe Business Resources, Inc. are its most significant rent-to-rent competitors. In the rent-to-own market, the Company competes with several larger companies with substantially greater financial resources than the Company. The Company believes that the largest rent-to-own companies include Rent-A-Center (a division of Thorn plc), Renters Choice, Inc., Alrenco, Inc., and Rent-Way, Inc.

     Although definitive industry statistics are not available, management believes that the Company is one of the largest furniture rental companies in the United States. Management also believes that it generally has a favorable competitive position in that industry because of its manufacturing capabilities, prompt delivery, competitive pricing, name recognition and commitment to customer service.

GOVERNMENT REGULATION

     The Company believes that 48 states specifically regulate rent-to-own transactions, including states in which the Company currently operates Aaron's Rental Purchase stores. Most of these states have enacted disclosure laws which require rent-to-own companies to disclose to its customers the total number of payments, total amount and timing of all payments to acquire ownership of any item, any other charges that may be imposed by the Company and miscellaneous other items. The most restrictive states limit the total amount that a customer may be charged for an item to twice the "retail" price for the item, or regulate the amount of "interest" that rent-to-own companies may charge on rent-to-own transactions, generally defining

"interest" as rental fees paid in excess of the "retail" price of the goods. The Company's long-established policy in all states is to disclose the terms of its rental purchase transactions as a matter of good business ethics and customer service.

     At the present time, no federal law specifically regulates the rent-to-own industry. Federal legislation has been proposed from time to time to regulate the industry. Management cannot predict whether any such legislation will be enacted and what the impact of such legislation would be. Although the Company is unable to predict the results of these or any additional regulatory initiatives, the Company does not believe that the existing and proposed regulations will have a material adverse impact on the Company's rental purchase or other operations.

     The Company's Aaron's Rental Purchase franchise program is subject to Federal Trade Commission ("FTC") regulation and various state laws regulating the offer and sale of franchises. Several state laws also regulate substantive aspects of the franchisor-franchisee relationship. The FTC requires the Company to furnish to prospective franchisees a franchise offering circular containing prescribed information. A number of states in which the Company might consider franchising also regulate the sale of franchises and require registration of the franchise offering circular with state authorities. The Company believes it is in material compliance with all applicable franchise laws.

PROPERTIES

     The Company leases space for substantially all of its store and warehouse operations under operating leases expiring at various times through June, 2007. Most of the leases contain renewal options for additional periods ranging from one to fifteen years at rental rates generally adjusted on the basis of the consumer price index or other factors.

     The following table sets forth certain information regarding the Company's furniture manufacturing plants, bedding facilities and distribution centers:

LOCATION                              PRIMARY USE                           SQUARE FT.
--------                              -----------                           ----------
Coolidge, Georgia...................  Furniture Manufacturing                 77,000
Coolidge, Georgia...................  Furniture Manufacturing                 43,000
Coolidge, Georgia...................  Furniture Manufacturing                 38,000
Quincy, Florida.....................  Furniture Manufacturing                 80,000
Quincy, Florida.....................  Furniture Manufacturing                 91,000
Duluth, Georgia.....................  Bedding Facility                        30,000
Coolidge, Georgia...................  Bedding Facility                         3,000
Houston, Texas......................  Bedding Facility                        13,000
Orlando, Florida....................  Bedding Facility                        15,800
Richmond, Virginia..................  Rent-to-Rent Distribution Center        98,000
Auburndale, Florida.................  Rental Purchase Distribution Center     40,000
Dallas, Texas.......................  Rental Purchase Distribution Center     92,000
Duluth, Georgia.....................  Rental Purchase Distribution Center     67,000
Houston, Texas......................  Rental Purchase Distribution Center     70,000

     The Company's executive and administrative offices occupy approximately 49,000 square feet in an 11-story, 80,000 square-foot office building that the Company owns in Atlanta. The Company leases most of the remaining space to third parties under leases with remaining terms averaging 2- 1/2 years. All of the Company's facilities are well maintained and adequate for their current and reasonably foreseeable uses.

LEGAL PROCEEDINGS

     The Company is not currently a party to any legal proceedings the result of which it believes could have a material adverse impact upon its business or financial condition.

EMPLOYEES

     At March 31, 1998, the Company had approximately 3,100 employees. None of the Company's employees are covered by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following shows certain information about the executive officers, directors and certain key employees of the Company as of March 31, 1998.

NAME                           AGE                  POSITIONS WITH THE COMPANY
----                           ---                  --------------------------
R. Charles Loudermilk, Sr....  70    Chief Executive Officer and Chairman of the Board of
                                     Directors
Robert C. Loudermilk, Jr.....  38    President, Chief Operating Officer and Director
Gilbert L. Danielson.........  51    Vice President, Finance, Chief Financial Officer and
                                     Director
Keith C. Groen...............  55    Vice President, Legal, Secretary and Director
William Kenneth Butler, Jr...  45    President, Aaron's Rental Purchase Division
Brian E. Stahl...............  41    President, Aaron Rents' Rent-to-Rent Division
Mitchell S. Paull............  39    Vice President and Treasurer
Robert P. Sinclair, Jr.......  36    Controller
Ronald W. Allen..............  56    Director
Leo Benatar..................  68    Director
Earl Dolive..................  80    Director
J. Rex Fuqua.................  48    Director
Ingrid Saunders Jones........  52    Director
M. Collier Ross..............  71    Director
R.K. Sehgal..................  56    Director

     Mr. Loudermilk, Sr. has served as Chief Executive Officer and Chairman of the Board of the Company since the Company's incorporation in 1962, and as President until 1997. He has been a director of America's Mart Corporation, owner and manager of the Atlanta Merchandise Mart, since 1996. He is one of the founders and a director of The Buckhead Community Bank, formerly a director of the Chattahoochee Bank, and formerly the Chairman of the Board of Directors of the Metropolitan Atlanta Rapid Transit Authority.

     Mr. Loudermilk, Jr. has served as President and Chief Operating Officer of the Company since 1997. He has been a Director of the Company since 1983. He served as Vice President, Real Estate of the Company from 1993 until 1997. From 1992 to 1993, he was a self-employed real estate investor. From 1990 to 1991, Mr. Loudermilk, Jr., was Executive Vice President of Ball Stalker Co., then a subsidiary of the Company. He also served as a Vice President of the Company from 1990 to 1991, General Manager of the Company's MacTavish Furniture Industries division from 1987 to 1988, and Store Manager with the Company from 1985 to 1987. Mr. Loudermilk, Jr. is the son of Mr. Loudermilk, Sr.

     Mr. Danielson has served as Vice President, Finance and Chief Financial Officer and Director of the Company since 1990.

     Mr. Groen has served as Vice President, Legal of the Company since 1984. He has been a Director of the Company and Secretary since 1987.

     Mr. Butler joined the Company in 1974 as a Store Manager. He served as Vice President of the Aaron's Rental Purchase division from 1986 to 1995 and currently is President of that Division. He was also the Company's National Merchandising and Sales Manager from 1983 to 1986, Western Regional Manager from 1982 to 1983, and Regional Manager for the Washington/Baltimore Region from 1978 to 1982.

     Mr. Stahl joined the Company in 1981 as an Assistant Store Manager. He served as Regional Vice President of the Northeastern Region of the Aaron Rents' Rent-to-Rent Division from 1990 to 1995 and currently is President of that Division.

     Mr. Paull joined the Company in 1991 as Treasurer. In 1995, he was elected a Vice President of the Company and assumed responsibility for the Company's manufacturing operations.

     Mr. Sinclair has served as Controller of the Company since 1990 and as Chief Financial Officer of the Aaron's Rental Purchase Division since 1995. From 1987 to 1990, he was an auditor with Ernst & Young, independent auditors.

     Mr. Allen has served as a Director of the Company since 1997. He was Chairman and Chief Executive Officer of Delta Air Lines, an international passenger air carrier, from 1987 to 1997, President from 1983 to 1987 and May 1993 to 1997, and Chief Operating Officer from 1983 to 1997. He currently serves as a Director of The Coca-Cola Company.

     Mr. Benatar has served as a Director of the Company since 1994. He has been an associated consultant with A.T. Kearney, Inc., a management consultant and executive search company, since 1996. He was Chairman of Engraph, Inc. and served as Chief Executive Officer of that company from 1981 to 1995. Mr. Benatar serves as a Director of Interstate Bakeries Corporation, Mohawk Industries, Inc., Riverwood International Corporation, Paxar Corporation and Schuller Corporation. He previously served as Chairman of the Federal Reserve Bank of Atlanta.

     Mr. Dolive has served as a Director of the Company since 1977. He currently serves as a Director of Exide Corporation, Pameco Corp. and Greenway Corporation, and he serves as Director Emeritus of Genuine Parts Company. Prior to his retirement in 1988, he was Vice Chairman of the Board of Genuine Parts Company, a distributor of automobile replacement parts.

     Mr. Fuqua has served as a Director of the Company since 1996. He has been President and Chief Executive Officer of Realan Capital Corporation, a privately-held real estate investment corporation, since 1985. He also has been President and Chief Executive Officer of Fuqua Capital Corporation, a privately-held investment management corporation, since 1987. Previously, he was Chairman of the Board of Directors of Fuqua Enterprises, Inc., a company engaged in the manufacture and sale of medical products. Mr. Fuqua serves as a Director of Graham-Field Health Products, Inc.

     Ms. Jones has served as a Director of the Company since 1995. She has been Vice President of Corporate External Affairs of The Coca-Cola Company and Chairperson of The Coca-Cola Foundation since 1991. Previously, she was an Assistant Vice President of The Coca-Cola Company.

     Gen. Ross has served as Director of the Company since 1996. He has been a self-employed management consultant since 1992. He is the former Executive Vice President of Sidwell-Ross and Associates, Inc., a management and technical consulting firm. Gen. Ross retired from the United States Army in 1983 as a Lt. General after 39 years of distinguished service.

     Mr. Sehgal has served as a Director of the Company since 1994. He has been Vice Chairman and Chief Executive Officer of H. J. Russell and Company, a construction and property management company, since 1996. He was President and Chief Executive Officer of The Williams Group International, Inc., a holding company for various engineering and specialty services companies, from 1995 to 1996. He was Chairman and Chief Executive Officer of Law Companies Group, Inc., a holding company for various engineering and consulting companies, serving in various capacities with that company from 1963 to 1994.

                              SELLING SHAREHOLDER

     Of the 2,500,000 shares of Common Stock offered hereby, 400,000 shares are being sold by R. Charles Loudermilk, Sr., the Company's Chief Executive Officer and Chairman of the Board since the Company's incorporation in 1962. Mr. Loudermilk also served as the Company's President until 1997. The following table sets forth, as of March 10, 1998 and as adjusted to reflect the sale of shares being offered hereby, certain information regarding Mr. Loudermilk's ownership of Class A and Common Stock.

                                                    BEFORE THE OFFERING                         AFTER THE OFFERING
                                                ----------------------------                --------------------------
                                      CLASS OF     SHARES          PERCENT     SHARES TO       SHARES        PERCENT
                                       COMMON   BENEFICIALLY      OF CLASS     BE SOLD IN   BENEFICIALLY    OF CLASS
SHAREHOLDER                           STOCK(1)     OWNED         OUTSTANDING    OFFERING       OWNED       OUTSTANDING
-----------                           --------  ------------     -----------   ----------   ------------   -----------
R. Charles Loudermilk, Sr...........  Class A    2,384,262(2)       62.15%           --      2,384,262        62.15%
                                      Common     3,253,045(3)       21.47%      400,000      2,853,045        16.54%

---------------

(1) Amounts shown do not reflect that the Common Stock is convertible, on a share for share basis, into shares of Class A Common Stock (i) by resolution of the Board of Directors, if, as a result of the existence of the Class A Common Stock, either class is excluded from listing on the New York Stock Exchange Market or any national securities exchange on which it is then listed, and (ii) automatically if the outstanding shares of Class A Common Stock fall below 10% of the aggregate outstanding shares of both classes of Common Stock.
(2) Includes 242,348 shares of Common Stock held by a trust for the benefit of a daughter of Mr. Loudermilk, Sr. of which Mr. Loudermilk, Sr. serves as trustee.
(3) Includes 8,045 shares of Common Stock held in Mr. Loudermilk's account in the Company's 401(k) Plan.

     Upon completion of this offering, Mr. Loudermilk will continue to be able to elect all of the directors of, and otherwise effectively control, the Company. Because the Common Stock is non-voting, Mr. Loudermilk will continue to be able to sell additional shares of Common Stock in the future without adversely affecting his voting percentage.

     The Company leased from Mr. Loudermilk, Sr. a 51,000 square foot building housing two stores and a vacant facility in Oklahoma City under a lease which was to expire in 1999 at a basic monthly rental of $14,007, less the monthly rent of $2,625 from the partial subtenant currently in the vacant facility. All insurance, taxes, assessments and other charges related to the property were paid by the Company as additional rent under the lease. Mr. Loudermilk, Sr. purchased the building in November 1980 from the Company at its cost of $950,000. He sold the building to a party unrelated either to the Company or to Mr. Loudermilk, Sr. on February 7, 1997.

     The Company leases a 49,000 square foot building housing four stores in Alexandria, Virginia from a general partnership of which Mr. Loudermilk, Sr. is a 25% partner under a lease expiring in 1999 at a basic monthly rental of $17,726, subject to escalation every five years based on the consumer price index, but not to exceed 5%. All insurance, taxes, assessments and other charges related to the property are paid by the Company as additional rent under the lease. The building was constructed by the Company at a cost of $1,200,000 and was purchased by the partnership at the Company's cost upon the building's completion in May 1980.

     The Company leased a 27,000 square foot building housing one store and a subtenant in College Station, Texas from a general partnership composed of Messrs. Loudermilk, Sr. and Loudermilk, Jr. under a lease which was to expire in 1999 at a basic monthly rental of $6,000, less the monthly rent of $1,500 from the partial subtenant. All insurance, taxes, assessments and other charges related to the property were paid by the Company as additional rent under the lease. The partnership sold the building to a party unrelated either to the Company or the Loudermilks in March 1998.

     During 1996, the Company purchased substantially all of the assets utilized in the operation of two rental purchase stores located in Pensacola, Florida that were franchised to a corporation owned by H. Ford

Bohannon and Linda L. Bohannon, the son-in-law and daughter, respectively, of R.C. Loudermilk, Sr., and an unrelated partner. The purchase price was $922,000.

     The Company believes that the property sales, lease terms and asset purchase described above are as favorable as those that could have been obtained at the same time from unaffiliated parties.

     During 1997, the Company made certain cash advances for personal expenses to Mr. Loudermilk, Sr. The maximum amount of such indebtedness outstanding since March 31, 1995 was $86,179. Interest was charged on the advances at the rate of 6% and, as of March 31, 1998, the outstanding balance of such advances was $10,000.

     Each of two irrevocable trusts holds a cash value life insurance policy on the life of Mr. Loudermilk, Sr., the aggregate face value of which is $4,400,000. The Company and the Trustee of such trusts are parties to split-dollar agreements pursuant to which the Company has agreed to make all payments on the policies until Mr. Loudermilk, Sr.'s death. Upon his death, the Company will receive the aggregate cash value of those policies, which as of December 31, 1997 represented $795,999, and the balance of such policies will be payable to the trusts or beneficiaries of such trusts. The premiums paid by the Company on these policies totaled $162,804 in 1995, $173,316 in 1996 and $184,876 in 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized by its Articles of Incorporation to issue 50 million shares of common stock, par value $.50 per share, consisting of 25 million shares of voting Class A Common Stock and 25 million shares of non-voting Common Stock. The Company is also authorized to issue 1 million shares of Preferred Stock, par value $1.00 per share. On March 27, 1998, the Company had issued and outstanding 3,836,506 shares of Class A Common Stock, 15,150,391 shares of Common Stock and no shares of Preferred Stock.

     Shareholders' rights and related matters are governed by the Georgia Business Corporation Code, the Company's Articles of Incorporation, and its By-Laws. Certain provisions of the Articles of Incorporation and By-Laws of the Company, which are summarized below, could have the effect of preventing a change in control of the Company. The cumulative effect of these terms could make it more difficult for any person or entity to acquire or exercise control of the Company and to make changes in management more difficult. The following summary is qualified in its entirety by reference to the Company's Articles of Incorporation and By-Laws, which set forth the full rights, powers and limitations of each class of the Company's capital stock.

COMMON STOCK AND CLASS A COMMON STOCK

  Voting

     The Class A Common Stock has one vote per share on all matters submitted to the Company's shareholders, except to the extent voting rights may be affected by the Common Stock protection feature (the "Common Stock Protection Feature") described below. The Common Stock does not entitle the holders thereof to any vote except as described below or as otherwise required by law.

     Actions submitted to a vote of shareholders are generally voted upon only by holders of Class A Common Stock. Thus, the holders of Class A Common Stock may elect, by plurality of the votes cast, the entire Board of Directors and, by the affirmative vote of a majority of the votes entitled to be cast, approve any merger, consolidation or share exchange or the liquidation or dissolution of the Company. The holders of Class A Common Stock may, by the affirmative vote of a majority of the votes entitled to be cast, amend the Company's Articles of Incorporation, except that amendments adversely affecting the rights of the Common Stock shareholders would also require the affirmative vote of two-thirds of the outstanding shares of Common Stock voting as a separate class.

     Under the Company's Articles of Incorporation, holders of Common Stock are not entitled to vote on any matters, except for amendments to the Company's Articles of Incorporation (i) adversely changing the designation, rights, preferences or limitations of the Common Stock, (ii) modifying, in any manner that may adversely affect the Common Stock, the Common Stock Protection Feature or other protections described below, or (iii) decreasing the aggregate number of authorized shares of Common Stock below the number of shares of Common Stock then outstanding.

  Dividends and Other Distributions

     The Company's Articles of Incorporation permit the payment of a cash dividend on the Common Stock without paying any dividend on the Class A Common Stock or the payment of a cash dividend on the Common Stock that is higher than any dividend paid on the Class A Common Stock. Cash dividends cannot be paid on the Class A Common Stock unless equal or higher dividends are paid on the Common Stock.

     Any dividends or other distributions payable to the holders of either class of common stock in any class of capital stock of the Company must be paid in like form and equal amounts on both classes of common stock, except that dividends or other distributions payable on the common stock in shares of common stock may be made only as follows: (i) in shares of Common Stock to the holders of both Class A Common Stock and Common Stock, (ii) in shares of Class A Common Stock to the holders of Class A Common Stock, and in shares of Common Stock to the holders of Common Stock, or (iii) in any other authorized class or series of capital stock to the holders of both classes of common stock.

     The Class A Common Stock and Common Stock share equally with respect to distributions in cash, stock or property in connection with any recapitalization of the Company and upon liquidation or dissolution of the Company. Neither the Class A Common Stock nor the Common Stock may be split, subdivided or combined unless the other is proportionately split, subdivided or combined.

  Mergers, Consolidations and Share Exchanges

     Each holder of Common Stock is entitled to receive the same amount and form of consideration per share as the per share consideration, if any, received by any holder of the Class A Common Stock in a merger or consolidation of the Company or statutory share exchange involving the Company's common stock.

  The Common Stock Protection Feature

     Voting rights disproportionate to equity ownership may be acquired through acquisitions of Class A Common Stock without corresponding purchases of Common Stock. The Common Stock Protection Feature is intended to make it more difficult for a buyer who has not acquired a proportionate share of the Common Stock to acquire a significant block (20% or more) of the Class A Common Stock. Although the Common Stock Protection Feature might make the Company a less attractive target for a takeover bid, the Common Stock Protection Feature is intended to help reduce or eliminate any disparity in the prices at which the two classes of common stock might trade and to give holders of the Common Stock the opportunity to participate in any premium that might be paid for such a significant block of the Class A Common Stock.

     If, after October 31, 1992, any person or group acquires (other than upon issuance by the Company, by operation of law, by will or the laws of descent and distribution, by charitable contribution or gift, or by foreclosure of a bona fide loan) beneficial ownership of 20% or more of the Class A Common Stock (a "Significant Shareholder"), and such person or group does not immediately after such acquisition beneficially own an equal or greater percentage of Common Stock, the Common Stock Protection Feature requires that such Significant Shareholder, within a 90-day period beginning the day after becoming a Significant Shareholder, commence a public tender offer to acquire additional shares of Common Stock to cause the Significant Shareholder to acquire a corresponding percentage of the Common Stock (a "Protection Transaction").

     If a Significant Shareholder fails to undertake a Protection Transaction, the voting rights of the shares of Class A Common Stock beneficially owned by such Significant Shareholder that exceeded such holder's comparable percentage of Common Stock would be suspended until completion of a Protection Transaction or until divestiture of the shares of Class A Common Stock that triggered such requirement. Neither the Protection Transaction requirement nor the related penalty applies to any increase in percentage ownership of Class A Common Stock resulting solely from a change in the total amount of Class A Common Stock outstanding. A Protection Transaction is also required each time a Significant Shareholder acquires (other than upon issuance by the Company, by operation of law, by will or the laws of descent and distribution, by charitable contribution or gift, or by foreclosure of a bona fide loan) an additional 5% of the Class A Common Stock after the last acquisition which triggered the requirement for a Protection Transaction, if such Significant Shareholder does not immediately after such acquisition beneficially own an equal or greater percentage of Common Stock.

     Since the definition of Significant Shareholder is based on the beneficial ownership percentage of Class A Common Stock acquired after October 31, 1992, a person or group who is a shareholder of the Company on that date will not become a Significant Shareholder unless such person or group acquires beneficial ownership of an additional 20% of the then issued and outstanding Class A Common Stock, regardless of the percentage of Common Stock beneficially owned by such person or group immediately prior to October 31, 1992.

     The Common Stock Protection Feature does not prevent any person or group from acquiring a significant or controlling interest in the Company, provided such person or group acquires a proportionate percentage of the Common Stock, undertakes a Protection Transaction or suffers suspension of the voting rights of certain shares of Class A Common Stock as provided by the Common Stock Protection Feature. If a Protection Transaction is required, the purchase price to be paid in such offer may be higher than the price at which a Significant Shareholder might otherwise be able to acquire an identical amount of Common Stock. Such requirement, therefore, could make an acquisition of a significant or controlling interest in the Company more expensive and, if a Protection Transaction is required, time consuming, than if such requirement did not exist. Consequently, a person or group might be deterred from acquiring a significant or controlling interest in the Company as a result of such requirement. Moreover, by restricting the ability of an acquiror to acquire a significant interest in the Class A Common Stock by paying a "control premium" for such stock without acquiring, or paying a similar premium for, Common Stock, the Common Stock Protection Feature should help to reduce any discount on either class of common stock.

  Convertibility

     Neither the Class A Common Stock nor the Common Stock is convertible into another class of common stock or any other security of the Company, except that the Common Stock could be converted into Class A Common Stock on a share-for-share basis by resolution of the Board of Directors if, as a result of the existence of the Common Stock, either class of the common stock is excluded from listing on the New York Stock Exchange (or any national securities exchange on which the Common Stock is then listed). In addition, if the outstanding shares of Class A Common Stock fall below 10% of the aggregate outstanding shares of Class A Common Stock and Common Stock, then, immediately upon the occurrence of such event, all the outstanding Common Stock will be automatically converted into Class A Common Stock, on a share-for-share basis. Upon any such conversion, the voting interest of the holders of Class A Common Stock would be diluted, and to the extent that the market price of one class exceeds the other immediately prior to such conversion, the market price of the higher priced class may be decreased.

  Preemptive Rights

     The holders of the Class A Common Stock and Common Stock do not have preemptive rights enabling them to subscribe for or receive shares of any class of stock of the Company or any other securities convertible into shares of any class of stock of the Company.

PREFERRED STOCK

     The Board of Directors of the Company may, without approval of the Company's shareholders, from time to time authorize the issuance of Preferred Stock in one or more series for such consideration and, within certain limits, with such relative rights, powers, preferences and limitations as the Board of Directors may determine. Because the Board of Directors has the power to establish the preferences, powers and rights of each series of Preferred Stock, it may afford to the holders of any such series preferences, powers and rights, voting or otherwise, senior to the rights of holders of either class of the Company's common stock. Although the Board of Directors has no intention at the present time of doing so, it could cause the issuance of Preferred Stock that could discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interest or in which the shareholders might receive a premium for their stock over the market price of such stock.

LIMITATION OF DIRECTORS' LIABILITY

     The Company's Articles of Incorporation eliminate, subject to exceptions provided by Georgia law, the liability of directors to the Company or its shareholders or any other person for breach of any duty as a director, whether as a fiduciary or otherwise. Georgia law provides that no provision in articles of incorporation or by-laws shall eliminate or limit the liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions or (iv) any transaction from which the director received an improper benefit. Liability for monetary damages would remain unaffected by the Articles of Incorporation if liability is based on any of these grounds. Liability for monetary damages for violations of federal securities laws also remains unaffected. This provision of the Articles of Incorporation will limit the remedies available to a shareholder dissatisfied with a Board decision which is protected by this provision, and a shareholder's only remedy in such a circumstance may be to bring a suit to prevent the Board's action. In many situations, this remedy may not be effective, for example, when shareholders are not aware of a transaction or an event until it is too late to prevent it. In these cases, the shareholders and the Company could be injured by a Board decision and have no effective remedy.

TRANSFER AGENT

     The transfer agent and registrar for the Company's Common Stock and Class A Common Stock is SunTrust Bank (Atlanta).

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement among the Company, the Selling Shareholder and Wheat First Union, a division of Wheat First Securities, Inc., Interstate/Johnson Lane Corporation and SunTrust Equitable Securities Corporation, as representatives of the Underwriters (the "Representatives"), the Underwriters have severally agreed to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder have agreed to sell to each of the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Wheat First Securities, Inc.................................
Interstate/Johnson Lane Corporation.........................
SunTrust Equitable Securities Corporation...................
                                                                 ---------
          Total.............................................     2,500,000
                                                                 =========

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all the above shares of Common Stock if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a concession not in excess
of $          per share of Common Stock. The Underwriters may allow, and such
selected dealers may reallow, a concession not in excess of $          per share
of Common Stock to certain brokers and dealers. After the initial offering to the public, the price to public, concessions and reallowances to dealers may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 375,000 shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the offering.

     The Company and its executive officers and directors have agreed not to offer, sell or contract to sell or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of equity securities of the Company, with certain exceptions, for a period of 120 days after the date hereof without the written consent of the Representatives.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transaction, or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Affiliates of SunTrust Equitable Securities Corporation and Wheat First Securities, Inc. are lenders under the Company's revolving credit facility. Because more than 10% of the net proceeds from this offering may be deemed, under the NASD Conduct Rules, to be paid to these affiliates because of repayments by the Company of amounts outstanding under the revolving credit facility, this offering is being made in compliance with Rule 2710(c)(8) of the NASD Conduct Rules, which provides for an exception to conflicts-of-interest prohibitions for offerings of securities that are subject to bona fide independent markets.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain legal matters related to the offering will be passed upon for the Underwriters by Hunton & Williams, Richmond, Virginia.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1997 and 1996, and for the years ended December 31, 1997 and 1996, and the nine month period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10007; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of that Web site is http://www.sec.gov. The Common Stock is traded on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Commission are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; and (ii) the description of the Company's Capital Stock contained in the Company's registration of securities on Form 8-A filed pursuant to the Exchange Act on March 10, 1998.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits to such document unless such exhibits are specifically incorporated by reference into the document that this Prospectus incorporates). Written or oral requests for such copies should be directed to: Corporate Secretary, Aaron Rents, Inc., 309 E. Paces Ferry Road, Atlanta, Georgia 30305-2377, telephone number (404) 231-0011.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets -- December 31, 1997 and 1996...  F-3
Consolidated Statements of Earnings -- Years ended December
  31, 1997 and 1996 and Nine Months ended December 31,
  1995......................................................  F-4
Consolidated Statements of Shareholders' Equity -- Years
  ended December 31, 1997 and 1996 and Nine Months ended
  December 31, 1995.........................................  F-5
Consolidated Statements of Cash Flows -- Years ended
  December 31, 1997 and 1996 and Nine Months ended December
  31, 1995..................................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Aaron Rents, Inc.:

     We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 1997 and 1996, and the nine months ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997 and 1996, and the nine months ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the Consolidated Financial Statements, in 1996, the Company changed its method of accounting for depreciation of rental purchase merchandise.

                                                 /s/ ERNST & YOUNG LLP

Atlanta, Georgia
March 23, 1998

                               AARON RENTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1996
                                                              ------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                      SHARE DATA)
                                         ASSETS
Cash........................................................    $     96       $     84
Accounts Receivable.........................................      11,794         10,491
Rental Merchandise..........................................     246,498        210,516
Less: Accumulated Depreciation..............................     (69,530)       (60,532)
                                                                --------       --------
                                                                 176,968        149,984
Property, Plant & Equipment, Net............................      39,757         33,267
Prepaid Expenses & Other Assets.............................      10,767          4,277
                                                                --------       --------
          Total Assets......................................    $239,382       $198,103
                                                                ========       ========
                           LIABILITIES & SHAREHOLDERS' EQUITY
Accounts Payable & Accrued Expenses.........................    $ 31,071       $ 24,999
Dividends Payable...........................................         379            382
Deferred Income Taxes Payable...............................       6,687          2,882
Customer Deposits & Advance Payments........................       8,304          7,140
Bank Debt...................................................      75,904         55,125
Other Debt..................................................         582            240
                                                                --------       --------
          Total Liabilities.................................     122,927         90,768
Commitments & Contingencies
Shareholders' Equity
  Common Stock, Par Value $.50 Per Share; Authorized:
     25,000,000 Shares; Shares Issued: 16,170,987...........       8,085          8,085
  Common Stock, Class A, Par Value $.50 Per Share;
     Authorized: 25,000,000 Shares; Shares Issued:
     5,361,761..............................................       2,681          2,681
  Additional Paid-In Capital................................      15,484         15,445
  Retained Earnings.........................................     113,864         96,226
                                                                --------       --------
                                                                 140,114        122,437
Less: Treasury Shares at Cost, Common Stock, 1,058,041
  Shares at December 31, 1997 and 415,941 Shares at December
  31, 1996..................................................      (9,523)        (2,315)
  Class A Common Stock, 1,525,255 Shares at December 31,
     1997 and 1,418,855 Shares at December 31, 1996.........     (14,136)       (12,787)
                                                                --------       --------
          Total Shareholders' Equity........................     116,455        107,335
                                                                --------       --------
          Total Liabilities & Shareholders' Equity..........    $239,382       $198,103
                                                                ========       ========

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                               AARON RENTS, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                          NINE MONTHS
                                                             YEAR ENDED     YEAR ENDED       ENDED
                                                            DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                1997           1996           1995
                                                            ------------   ------------   ------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE)
REVENUES
Rentals and Fees..........................................    $231,207       $208,463       $137,098
Retail Sales..............................................      58,602         52,757         35,537
Non-Retail Sales..........................................      14,621          8,770          3,681
Other.....................................................       6,321          4,255          1,908
                                                              --------       --------       --------
                                                               310,751        274,245        178,224
COSTS & EXPENSES
Retail Cost of Sales......................................      42,264         37,848         24,983
Non-Retail Cost of Sales..................................      13,650          8,320          3,367
Operating Expenses........................................     149,728        135,012         90,027
Depreciation of Rental Merchandise........................      71,151         64,437         41,612
Interest..................................................       3,721          3,449          2,323
                                                              --------       --------       --------
                                                               280,514        249,066        162,312
                                                              --------       --------       --------
Earnings Before Income Taxes..............................      30,237         25,179         15,912
Income Taxes..............................................      11,841          9,786          6,032
                                                              --------       --------       --------
Net Earnings..............................................    $ 18,396       $ 15,393       $  9,880
                                                              ========       ========       ========
Earnings Per Share........................................    $    .96       $    .81       $    .51
Earnings Per Share Assuming Dilution......................         .94            .77            .49

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                               AARON RENTS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                           TREASURY STOCK       COMMON STOCK     ADDITIONAL
                                          -----------------   ----------------    PAID-IN     RETAINED
                                          SHARES    AMOUNT    COMMON   CLASS A    CAPITAL     EARNINGS
                                          ------   --------   ------   -------   ----------   --------
                                                                 (IN THOUSANDS)
BALANCE, MARCH 31, 1995.................  (2,179)  $(13,578)  $3,318   $2,681     $15,314     $ 77,216
  Reacquired Shares.....................    (194)    (3,134)
  Dividends.............................                                                          (732)
  Reissued Shares.......................      13         72                            56            1
  Net Earnings..........................                                                         9,880
                                          ------   --------   ------   ------     -------     --------
BALANCE, DECEMBER 31, 1995..............  (2,360)   (16,640)  3,318     2,681      15,370       86,365
  Stock Dividend........................                      4,767                             (4,767)
  Reacquired Shares.....................    (164)    (2,889)
  Dividends.............................                                                          (765)
  Reissued Shares.......................     689      4,427                            75
  Net Earnings..........................                                                        15,393
                                          ------   --------   ------   ------     -------     --------
BALANCE, DECEMBER 31, 1996..............  (1,835)   (15,102)  8,085     2,681      15,445       96,226
  Reacquired Shares.....................    (795)    (8,918)
  Dividends.............................                                                          (758)
  Reissued Shares.......................      47        361                            39
  Net Earnings..........................                                                        18,396
                                          ------   --------   ------   ------     -------     --------
BALANCE, DECEMBER 31, 1997..............  (2,583)  $(23,659)  $8,085   $2,681     $15,484     $113,864
                                          ======   ========   ======   ======     =======     ========

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                               AARON RENTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             NINE
                                                            YEAR ENDED     YEAR ENDED    MONTHS ENDED
                                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                               1997           1996           1995
                                                           ------------   ------------   ------------
                                                                         (IN THOUSANDS)
OPERATING ACTIVITIES
Net Earnings.............................................   $  18,396      $  15,393       $  9,880
Depreciation & Amortization..............................      77,487         70,693         45,798
Deferred Income Taxes....................................       3,805           (899)          (345)
Change in Accounts Payable & Accrued Expenses............       5,103          5,695            242
Change in Accounts Receivable............................      (1,083)        (2,339)           255
Other Changes, Net.......................................       1,587            982           (711)
                                                            ---------      ---------       --------
Cash Provided by Operating Activities....................     105,295         89,525         55,119
INVESTING ACTIVITIES
Additions to Property, Plant & Equipment.................     (15,165)       (17,534)        (5,476)
Book Value of Property Retired or Sold...................       6,531          1,823          1,979
Additions to Rental Merchandise..........................    (145,262)      (137,023)       (72,926)
Book Value of Rental Merchandise Sold....................      58,436         48,352         30,892
Contracts & Other Assets Acquired........................     (21,665)        (3,891)          (533)
                                                            ---------      ---------       --------
Cash Used by Investing Activities........................    (117,125)      (108,273)       (46,064)
FINANCING ACTIVITIES
Proceeds from Revolving Credit Agreement.................     118,545         85,299         51,933
Repayments on Revolving Credit Agreement.................     (97,766)       (67,434)       (56,845)
Increase (Decrease) in Other Debt........................         342             21           (768)
Dividends Paid...........................................        (761)          (765)          (367)
Acquisition of Treasury Stock............................      (8,918)        (2,889)        (3,134)
Issuance of Stock Under Stock Option Plan................         400          4,502            129
                                                            ---------      ---------       --------
Cash Provided (Used) by Financing Activities.............      11,842         18,734         (9,052)
Increase (Decrease) in Cash..............................          12            (14)             3
Cash at Beginning of Year................................          84             98             95
                                                            ---------      ---------       --------
Cash at End of Year......................................   $      96      $      84       $     98
                                                            =========      =========       ========
Cash Paid During the Year:
  Interest...............................................   $   3,713      $   3,384       $  2,642
  Income Taxes...........................................       6,989          7,531          7,677

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                               AARON RENTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     At December 31, 1997 and 1996, and for the Years Ended December 31, 1997 and 1996, and the Nine Months Ended December 31, 1995.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly-owned subsidiary, Aaron Investment Company (the "Company"). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

     LINE OF BUSINESS -- The Company is engaged in the business of renting and selling residential and office furniture and other merchandise throughout the U.S. The Company manufactures furniture principally for its rental and sales operations.

     RENTAL MERCHANDISE consists primarily of residential and office furniture, consumer electronics and other merchandise and is recorded at cost. Prior to January 1, 1996, depreciation was provided using the straight-line method over the estimated useful life of the merchandise, principally from 1 to 5 years, after allowing for a salvage value of 5% to 60%. Effective January 1, 1996, the Company prospectively changed its depreciation method on merchandise in the rental purchase division acquired after December 31, 1995, from generally 14 months straight-line with a 5% salvage value to a method that depreciates the merchandise over the agreement period, generally 12 months, when on rent, and 36 months, when not on rent, to a 0% salvage value. This new method is similar to a method referred to as the income forecasting method in the rental purchase industry. The Company adopted the new method because management believes that it provides a more systematic and rational allocation of the cost of rental purchase merchandise over its useful life. The effect for the year ended December 31, 1996 of the change in the depreciation method on merchandise purchased after December 31, 1995 was to decrease net income by approximately $850,000 ($.04 per share). In addition, based on an analysis of the average composite life of the division's rental purchase merchandise on rent or on hand at December 31, 1995, the Company extended the depreciable lives of that merchandise from generally 14 months to 18 months, and made other refinements to depreciation rates on rental and rental purchase merchandise. The effect of such change in depreciable lives and other refinements was to increase net income for the year ended December 31, 1996 by approximately $709,000 ($.04 per share). The Company recognizes rental revenues over the rental period and recognizes all costs of servicing and maintaining merchandise on rent as incurred.

     PROPERTY, PLANT AND EQUIPMENT are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 27 years for buildings and improvements and from 2 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized. The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), in the first quarter of 1996. The effect of the adoption was not material.

     DEFERRED INCOME TAXES are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.

     COST OF SALES includes the depreciated cost of rental return residential and office merchandise sold and the cost of new residential and office merchandise sold. It is not practicable to allocate operating expenses between selling and rental operations.

                               AARON RENTS, INC.

     ADVERTISING -- The Company expenses advertising costs as incurred. Such costs aggregated $9,530,000 in 1997, $10,422,000 in 1996, and $6,258,000 for the
nine months ended December 31, 1995.

     STOCK BASED COMPENSATION -- The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"(APB
25) and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants.

     EXCESS COSTS OVER NET ASSETS ACQUIRED -- Goodwill is amortized on a straight-line basis over a period of twenty years. Long-lived assets, including goodwill, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD -- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), which is effective for 1998. FAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements in its annual financial statements in 1998. Management has not completed its analysis of the effect of FAS 131 on its reported segments.

2. CHANGE IN FISCAL YEAR END

     During 1995, the Company changed its fiscal year end from March 31 to December 31, which resulted in a nine month fiscal period ended December 31, 1995. The decision to change the fiscal year end was made for more convenience in both internal and external reporting.

     Results of operations (condensed) for the nine-month periods ended December 31, 1995 and December 31, 1994 are shown below:

                                                                   NINE MONTHS ENDED
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1995           1994
                                                              ------------   ------------
                                                                             (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
Revenues....................................................    $178,224       $169,341
Cost of Sales...............................................      28,350         28,772
Operating And Other Expenses................................      92,350         87,649
Depreciation of Rental Merchandise..........................      41,612         39,912
                                                                --------       --------
Earnings Before Income Taxes................................      15,912         13,008
Income Taxes................................................       6,032          5,021
                                                                --------       --------
Net Earnings................................................    $  9,880       $  7,987
                                                                ========       ========
Earnings Per Share..........................................    $    .51       $    .42
Earnings Per Share Assuming Dilution........................         .49            .40

                               AARON RENTS, INC.

3. EARNINGS PER SHARE

     During 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", (FAS 128). FAS 128 replaced the calculation of primary and fully diluted earnings per share with earnings per share and earnings per share assuming dilution. Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year which were 19,165,000 shares in 1997, 19,099,000 shares in 1996, and 19,461,000 shares in the nine months ended December 31, 1995. The computation of earnings per share assuming dilution includes the dilutive effect of stock options. Such stock options had the effect of increasing the weighted average shares outstanding assuming dilution by 497,000 and 885,000 in 1997 and 1996, respectively, and 576,000 shares in the nine months ended December 31, 1995.

4. PROPERTY, PLANT & EQUIPMENT

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1996
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Land........................................................    $  4,643       $  3,662
Buildings & Improvements....................................      17,698         15,787
Leasehold Improvements & Signs..............................      19,243         16,068
Fixtures & Equipment........................................      19,402         15,738
Construction in Progress....................................       3,380          2,726
                                                                --------       --------
                                                                  64,366         53,981
Less: Accumulated Depreciation & Amortization...............     (24,609)       (20,714)
                                                                --------       --------
                                                                $ 39,757       $ 33,267
                                                                ========       ========

5. DEBT

     BANK DEBT -- The Company has a revolving credit agreement with four banks providing for unsecured borrowings up to $90,000,000, which includes a $6,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate, LIBOR plus .50%, or the rate at which certificates of deposit are offered in the secondary market plus .625%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 1997 and 1996, an aggregate of $75,904,000 (bearing interest at 6.57%) and $55,125,000, respectively, was outstanding under this agreement. The Company pays a .22% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 6.29% in 1997, 6.17% in 1996 and 6.99% for the nine months ended December 31, 1995. The effect of interest rate swaps on the weighted average interest rate was not material.

     The Company has entered into interest rate swap agreements that effectively fix the interest rate on $20,000,000 of borrowings under the revolving credit agreement at an average rate of 7.0% until November 2003 and an additional $20,000,000 at an average rate of 6.85% until June 2005. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets. Unrealized losses under the swap agreements aggregated $926,000 at December 31, 1997. The fair value of the Company's bank debt approximates its carrying value.

                               AARON RENTS, INC.

     The revolving credit agreement may be terminated on ninety days' notice by the Company or six months' notice by the lenders. The debt is payable in 60 monthly installments following the termination date if terminated by the lenders.

     The agreement requires that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $105,000,000 plus (b) 50% of the Company's consolidated net income (but not loss) for the period beginning July 1, 1997 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. At December 31, 1997, $6.7 million of retained earnings was available for dividend payments and stock repurchases under the debt restrictions.

     OTHER DEBT -- Other debt of $582,000 at December 31, 1997 and $240,000 at December 31, 1996 primarily represents an insurance premium financing agreement bearing interest at 6.22%. Other debt matures in 1998.

6. INCOME TAXES

                                                                                NINE MONTHS
                                               YEAR ENDED       YEAR ENDED         ENDED
                                              DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                  1997             1996             1995
                                              ------------     ------------     ------------
                                                              (IN THOUSANDS)
Current Income Tax Expense:
Federal.....................................    $ 7,375          $ 9,503           $5,577
State.......................................        661            1,182              800
                                                -------          -------           ------
                                                  8,036           10,685            6,377
Deferred Income
  Tax Expense (Benefit):
Federal.....................................      3,287             (889)            (302)
State.......................................        518              (10)             (43)
                                                -------          -------           ------
                                                  3,805             (899)            (345)
                                                -------          -------           ------
                                                $11,841          $ 9,786           $6,032
                                                =======          =======           ======

     Significant components of the Company's deferred income tax liabilities and assets are as follows:

                                                            DECEMBER 31,     DECEMBER 31,
                                                                1997             1996
                                                            ------------     ------------
                                                                   (IN THOUSANDS)
Deferred Tax Liabilities:
  Rental Merchandise and Property, Plant & Equipment......    $ 9,265           $5,486
  Other, Net..............................................      1,244            1,141
                                                              -------           ------
          Total Deferred Tax Liabilities..................     10,509            6,627
Deferred Tax Assets:
  Accrued Liabilities.....................................      1,015              892
  Advance Payments........................................      2,276            2,150
  Other, Net..............................................        531              703
                                                              -------           ------
          Total Deferred Tax Assets.......................      3,822            3,745
                                                              -------           ------
          Net Deferred Tax Liabilities....................    $ 6,687           $2,882
                                                              =======           ======

                               AARON RENTS, INC.

     The Company's effective tax rate differs from the federal income tax statutory rate as follows:

                                                                                    NINE
                                                                                   MONTHS
                                               YEAR ENDED       YEAR ENDED         ENDED
                                              DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                  1997             1996             1995
                                              ------------     ------------     ------------
Statutory Rate..............................      35.0%            35.0%            35.0%
Increases in Taxes Resulting From State
  Income Taxes, Net of Federal Income Tax
  Benefit...................................       2.5              3.0              3.2
Other, Net..................................       1.7               .9              (.3)
                                                  ----             ----             ----
Effective Tax Rate..........................      39.2%            38.9%            37.9%
                                                  ====             ====             ====

7. COMMITMENTS

     The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2007. Most of the leases contain renewal options for additional periods ranging from 1 to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. The Company also leases transportation equipment under operating leases expiring during the next 3 years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

     Future minimum rental payments, including guaranteed residual values, required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 1997, are as follows: $20,838,000 in 1998; $16,819,000 in 1999; $12,444,000 in 2000; $19,319,000 in 2001;
$4,164,000 in 2002; and $4,457,000 thereafter.

     Rental expense was $22,146,000 in 1997, $17,886,000 in 1996 and $11,513,000
for the nine months ended December 31, 1995.

     The Company leases five buildings from certain officers of the Company under leases expiring through 1998 for annual rentals aggregating $383,000.

     The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $357,000 in 1997, $308,000 in 1996 and $162,000 for the nine months ended December 31, 1995.

8. SHAREHOLDERS' EQUITY

     During 1996, the Company declared a 100% stock dividend on its Common Stock and Class A Common Stock. Each stockholder received one share of Common Stock for each share of Common Stock and Class A Common Stock held. All share and per share amounts have been restated to reflect the 100% stock dividend. Common stock is non-voting.

     At December 31, 1997, the Company held a total of 2,583,296 common shares in its treasury, and is authorized by the Board of Directors to acquire up to an additional 208,090 shares.

     The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

                               AARON RENTS, INC.

9. STOCK OPTIONS

     The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of two or three years and unexercised options lapse five or ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 2,000,500 of the Company shares are reserved for issuance at December 31, 1997. The weighted-average fair value of options granted was $8.58 in 1997 and $4.99 in 1996.

     Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company has accounted for its employee stock options granted in 1997 and 1996 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 5.88% and 6.72%; a dividend yield of .25% and .4%; volatility factor of the expected market price of the Company's common stock of .39 and .335; and a weighted-average expected life of the option of 8 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                          YEAR ENDED          YEAR ENDED
                                                       DECEMBER 31, 1997   DECEMBER 31, 1996
                                                       -----------------   -----------------
Pro forma net earnings...............................       $17,508             $14,825
Pro forma earnings per share.........................           .91                 .78
Pro forma earnings per share assuming dilution.......           .89                 .74

     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future years.

                               AARON RENTS, INC.

     The table below summarizes option activity for the periods indicated in the Company's stock option plans.

                                                                            WEIGHTED
                                                                             AVERAGE
                                                                            EXERCISE
                                                                OPTIONS       PRICE
                                                                --------    ---------
                                                                (IN THOUSANDS, EXCEPT
                                                                  PRICE PER SHARE)
Outstanding at April 1, 1995................................     1,294       $ 4.54
  Exercised.................................................       (24)        3.00
  Forfeited.................................................       (22)        6.68
                                                                 -----       ------
Outstanding at December 31, 1995............................     1,248         4.54
  Granted...................................................       780         9.88
  Exercised.................................................      (701)        3.00
  Forfeited.................................................        (8)        9.68
                                                                 -----       ------
Outstanding at December 31, 1996............................     1,319         8.48
  Granted...................................................       322        15.95
  Exercised.................................................       (47)        5.28
  Forfeited.................................................        (9)       10.83
                                                                 -----       ------
Outstanding at December 31, 1997............................     1,585       $10.07
                                                                 =====       ======
Exercisable at December 31, 1997............................       501       $ 6.62
                                                                 =====       ======

     Exercise prices for options outstanding as of December 31, 1997 ranged from $4.88 to $16.50. The weighted-average remaining contractual life of those options is 6.58 years.

10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                             FIRST      SECOND     THIRD      FOURTH
                                                            QUARTER    QUARTER    QUARTER    QUARTER
                                                            --------   --------   --------   --------
                                                                 (IN THOUSANDS EXCEPT PER SHARE)
YEAR ENDED DECEMBER 31, 1997
Revenues..................................................  $76,480    $77,465    $76,238    $80,568
Gross Profit..............................................   43,574     44,236     43,996     45,559
Earnings Before Taxes.....................................    7,080      7,608      7,883      7,666
Net Earnings..............................................    4,312      4,633      4,805      4,646
Earnings Per Share........................................  $   .22    $   .24    $   .25    $   .25
Earnings Per Share Assuming Dilution......................      .22        .24        .25        .24
YEAR ENDED DECEMBER 31, 1996
Revenues..................................................  $64,693    $67,610    $71,224    $70,718
Gross Profit..............................................   38,873     39,980     41,273     39,259
Earnings Before Taxes.....................................    6,791      6,375      6,198      5,815
Net Earnings..............................................    4,159      3,914      3,787      3,533
Earnings Per Share........................................  $   .22    $   .21    $   .20    $   .18
Earnings Per Share Assuming Dilution......................      .21        .20        .19        .18

11. FRANCHISING OF AARON'S RENTAL PURCHASE STORES

     The Company franchises Aaron's Rental Purchase stores. As of December 31, 1997 and December 31, 1996, 186 and 155 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. The Company recognizes this income

                               AARON RENTS, INC.

as earned and includes it in Other Revenues in the Consolidated Statements of Earnings. The Company has guaranteed certain lease and debt obligations (primarily extending through 1999) of some of the franchisees amounting to $127,000 and $8,131,000, respectively, at December 31, 1997. The Company receives a guarantee and servicing fee based on such franchisees outstanding debt obligations which it recognizes as income over the guaranty and servicing period. The Company has recourse rights to the leased property and to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

12. ACQUISITIONS

     In December 1997, the Company acquired substantially all of the assets of RentMart Rent-To-Own, Inc., a wholly-owned subsidiary of the Associates Capital Corporation, for $18,012,000 in cash. The excess cost over the fair market value of tangible assets acquired was approximately $4,300,000.

     In December 1997, the Company acquired substantially all of the assets of Blackhawk Convention Services, Inc. for $3,500,000 in cash. The excess cost over the fair market value of tangible assets acquired was approximately $2,700,000.

     Both acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 1997 consolidated financial statements was not significant.

13. PROPOSED STOCK OFFERING

     On or about March 31, 1998, the Company intends to file a registration statement for the sale by the Company of 2,100,000 shares of Common Stock. The proceeds of the offering, if consummated, would be used to reduce indebtedness and for general business purposes, including opening additional rent-to-rent and rental purchase stores and expansion of manufacturing and distribution capacity.

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Use of Proceeds.......................    5
Capitalization........................    6
Price Range of Common Stock and
  Dividends...........................    7
Selected Consolidated Financial
  Data................................    8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    9
Business..............................   13
Management............................   25
Selling Shareholder...................   27
Description of Capital Stock..........   28
Underwriting..........................   32
Legal Matters.........................   33
Experts...............................   33
Available Information.................   33
Incorporation of Certain Information
  by Reference........................   33
Index to Consolidated Financial
  Statements..........................  F-1

                                2,500,000 SHARES

                               AARON RENTS, INC.

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS
                                ---------------
                               WHEAT FIRST UNION

                            INTERSTATE/JOHNSON LANE
                                  CORPORATION

                               SUNTRUST EQUITABLE
                                   SECURITIES

                                     , 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND REGISTRATION

     The following sets forth the various expenses and costs (other than underwriting discounts) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except for the registration fees of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.:

Securities and Exchange Commission Registration Fee.........  $ 19,879
NASD Filing Fee.............................................     7,238
Blue Sky Fees and Expenses..................................     1,000
Printing and Engraving Expenses.............................    45,000
Legal Fees and Expenses.....................................   100,000
Accounting Fees and Expenses................................    47,000
Transfer Agent Fees and Expenses............................     3,000
Miscellaneous...............................................     1,883
                                                              --------
          Total.............................................  $225,000
                                                              ========

     The Selling Shareholder will pay his pro-rata share of the registration and filing fees, and the Company will pay all other expenses.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted under Georgia law, the Company's Amended and Restated Articles of Incorporation provide that a director shall not be personally liable to the Company or its share-holders for monetary damages for breach of duty of care or any other duty owed to the Company as a director, except that such provision shall not eliminate or limit the liability of a director (i) for any appropriation, in violation of his duties, of any business opportunity of the Company, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) for unlawful corporate distributions or (iv) for any transaction from which the director received an improper benefit.

     Article VII of the Bylaws of the Company authorize indemnification of the Company's officers and directors for any liability and expense incurred by them in connection with or resulting from any threatened, pending or completed legal action or other proceeding or investigation by reason of his being or having been an officer or director. An officer or director may only be indemnified if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Company, and, with respect to a criminal matter, he did not have reasonable cause to believe that his conduct was unlawful. No officer or director who has been adjudged liable for negligence or misconduct in the performance of his corporate duties is entitled to indemnification, unless and except to the extent that the court reaching such a determination of liability, in view of all the relevant circumstances, shall also determine that despite such liability such person is fairly and reasonably entitled to indemnification.

     Any officer or director who has been wholly successful on the merits or otherwise in an action or proceeding in his official capacity is entitled to indemnification by the Company as of right. All other determinations in respect of indemnification shall be made by either: (i) a majority vote of a quorum of disinterested directors; (ii) independent legal counsel selected in accordance with the Bylaws and at the request of the Board; or (iii) the holders of a majority of the Company's stock who at such time are entitled to vote for the election of directors.

     In the event any payments are made to an officer or director by way of indemnity, other than by court order, action of the shareholders or by an insurance carrier, the Company must notify its shareholders of such payment and all relevant details in a timely manner and in no event later than 15 months after the date of such payment.

     The provisions of the Company's Bylaws on indemnification are consistent in all material respects with the laws of the State of Georgia, which authorize indemnification of corporate officers and directors.

     The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

     The Underwriting Agreement (filed as Exhibit 1 hereto) also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER           DESCRIPTION OF EXHIBIT
-------          ----------------------
   1         --  Form of Underwriting Agreement*
   4(a)      --  Amended and Restated Articles of Incorporation of the
                 Company, filed as Exhibit 3 to the Company's Quarterly
                 Report on Form 10-Q for the quarter ended March 31, 1996,
                 which exhibit is by this reference incorporated herein.
   4(b)      --  Amended and Restated By-Laws of the Company, filed as
                 Exhibit 3(b) to the Company's Annual Report on Form 10-K for
                 the year ended December 31, 1997, which exhibit is by this reference incorporated herein.
   5         --  Opinion of Kilpatrick Stockton LLP.
  23(a)      --  Consent of Ernst & Young LLP.
  23(b)      --  Consent of Kilpatrick Stockton LLP (included in Exhibit 5).
  24         --  Power of Attorney (set forth on signature page).

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 31, 1998.

                                          AARON RENTS, INC.

                                          By:/s/ R. CHARLES LOUDERMILK, SR.
                                            ------------------------------------
                                                 R. Charles Loudermilk, Sr.
                                                Chief Executive Officer and
                                                   Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints R. Charles Loudermilk, Sr. and Keith C. Groen, jointly and severally, his attorneys-in-fact, each with power of substitution for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with the exhibits thereto, and other documents in connection therewith, with the Commission hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of March, 1998.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

           /s/ R. CHARLES LOUDERMILK, SR.              Chief Executive Officer and Chairman of the
-----------------------------------------------------    Board of Directors(Principal Executive
             R. Charles Loudermilk, Sr.                  Officer)

            /s/ ROBERT C. LOUDERMILK, JR.              President, Chief Operating Officer and
-----------------------------------------------------    Director
              Robert C. Loudermilk, Jr.

              /s/ GILBERT L. DANIELSON                 Vice President, Finance and Director
-----------------------------------------------------    (Principal Financial Officer)
                Gilbert L. Danielson

             /s/ ROBERT P. SINCLAIR, JR.               Controller
-----------------------------------------------------    (Principal Accounting Officer)
               Robert P. Sinclair, Jr.

                                                       Director
-----------------------------------------------------
                   Ronald W. Allen

                                                       Director
-----------------------------------------------------
                     Leo Benatar

                   /s/ EARL DOLIVE                     Director
-----------------------------------------------------
                     Earl Dolive

                                                       Director
-----------------------------------------------------
                    J. Rex Fuqua

                      SIGNATURE                                            TITLE
                      ---------                                            -----

                 /s/ KEITH C. GROEN                    Vice President, Legal and Director
-----------------------------------------------------
                   Keith C. Groen

                                                       Director
-----------------------------------------------------
                Ingrid Saunders Jones

               /s/ LTG M. COLLIER ROSS                 Director
-----------------------------------------------------
                 LTG M. Collier Ross

                                                       Director
-----------------------------------------------------
                     R.K. Sehgal

                                  EXHIBIT LIST

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT                     PAGE
-------                           ----------------------                     ----
   1      --   Form of Underwriting Agreement*.............................
   4(a)   --   Amended and Restated Articles of Incorporation of the
               Company, filed as Exhibit 3 to the Company's Quarterly
               Report on Form 10-Q for the quarter ended March 31, 1996
               which exhibit is by this reference incorporated herein......
   4(b)   --   Amended and Restated By-Laws of the Company, filed as
               Exhibit 3(b) to the Company's Annual Report on Form 10-K for
               the year ended December 31, 1997, which exhibit is by this reference incorporated herein...............................
   5      --   Opinion of Kilpatrick Stockton LLP..........................
  23(a)   --   Consent of Ernst & Young LLP................................
  23(b)   --   Consent of Kilpatrick Stockton LLP (included in Exhibit
               5)..........................................................
  24      --   Power of Attorney (set forth on signature page).............

---------------

* To be filed by amendment.